UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements for the financial year ended on December 31, 2016

Financial Statements

For the financial year ended on

December 31, 2016, presented on comparative basis

Consolidated Financial Statements

For the financial year ended on

December 31, 2016, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Consolidated Balance Sheet

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
ASSETS
CASH AND DUE FROM BANKS	8,166,132	6,808,591
Cash	1,879,885	1,826,954
Financial institutions and correspondents
Argentine Central Bank	5,736,955	4,813,285
Other local financial institutions	151,252	19,639
Foreign	378,633	129,927
Other	19,407	18,786

GOVERNMENT AND CORPORATE SECURITIES (SCHEDULE I)	2,360,044	931,881
Holdings of trading securities	125,243	229,627
Holdings at cost plus performance	818,853	—
Securities issued by the Argentine Central Bank	1,414,053	691,246
Investments in listed corporate securities	1,895	11,008

LOANS	34,896,509	20,148,261
To the non-financial public sector (Schedule VI)	4,306	8,778
To the financial sector (Schedule VI)
Interbank loans (Call money loans received)	25,000	—
Other loans to domestic financial institutions	419,456	179,719
Accrued interest, adjustments and exchange-rate differences receivable	28,958	2,015
To the Non-Financial Private Sector and Foreign residents (Schedule VI)
Overdrafts	3,110,097	1,634,870
Promissory notes	9,426,568	5,984,777
Mortgage loans	78,057	50,032
Automobile and other secured loans	65,076	104,469
Personal loans	9,916,776	6,018,601
Credit cards loans	6,678,578	5,677,922
Other loans (Note 14)	5,595,356	953,574
Accrued interest, adjustments and exchange rate differences receivable	773,961	428,600
Documented interest	(324,795)	(277,488)
Other	(1,738)	(295)
Less: Allowances	(899,147)	(617,313)

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Balance Sheet

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	3,772,736	2,461,813
Argentine Central Bank	535,351	394,612
Amounts receivable for spot and forward sales pending settlement	4,745	62,013
Securities receivable under spot and forward purchases pending settlement	594,730	13,365
Other receivables not included in the debtor classification regulations (Note 5)	1,928,212	1,543,389
Unlisted corporate bonds (Schedule VI)	29,166	14,243
Balances from forward transaction without delivery of underlying asset pending settlement	28,304	34,233
Other receivables included in the debtor classification regulations (Schedule VI)	669,119	423,640
Accrued interest and adjustments receivable included in the debtor classification regulations (Schedule VI)	1	1
Other unapplied collections	(11,085)	(17,739)
Less: Allowances	(5,807)	(5,944)

RECEIVABLES FROM FINANCIAL LEASES	1,527,855	1,074,977
Receivables from financial leases (Schedule VI)	1,516,227	1,069,808
Accrued interest and adjustments pending collection (Schedule VI)	26,882	20,560
Less: Allowances	(15,254)	(15,391)

UNLISTED EQUITY INVESTMENTS (SCHEDULE II)	3,501	8,474
Other	3,732	8,647
Less: Allowances	(231)	(173)

MISCELLANEOUS RECEIVABLES	1,110,316	621,808
Receivables for sale of assets (Schedule VI)	998	187
Minimum presumed income tax	8,408	6,247
Other (Note 5)	1,138,205	642,693
Less: Allowances	(37,295)	(27,319)

PREMISES AND EQUIPMENT, NET (SCHEDULE V)	621,575	193,474
MISCELLANEOUS ASSETS (SCHEDULE V)	425,501	515,670
INTANGIBLE ASSETS (SCHEDULE III)	285,462	251,956
Goodwill	31,475	40,760
Other intangibles	253,987	211,196
UNALLOCATED ITEMS	36,411	28,912
TOTAL ASSETS	53,206,042	33,045,817

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Balance Sheet

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
LIABILITIES
DEPOSITS	35,897,864	23,716,577
Non-financial public sector	2,587,253	1,182,559
Financial sector	9,326	250,981
Non-financial private sector and foreign residents
Current accounts	4,361,405	3,042,376
Savings accounts	13,205,937	7,753,696
Time deposits	11,677,322	10,034,025
Investment accounts	375,000	664,900
Other	3,510,701	567,477
Accrued interest and exchange rate differences payable	170,920	220,563

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	6,514,834	4,152,695
Argentine Central Bank - Other	4,966	3,123
Banks and international institutions	703,010	130,182
Unsubordinated negotiable obligations (Note 6)	1,966,936	1,411,357
Amounts payable for spot and forward purchases pending settlement	592,386	12,328
Securities to be delivered under spot and forward sales pending settlement	29,979	62,698
Loans from domestic financial institutions	983,823	786,361
Balances from forward transactions without delivery of underlying assets pending settlement	—	37,543
Other (Note 5)	2,132,925	1,663,008
Accrued interest and exchange rate differences payable	100,809	46,095

MISCELLANEOUS LIABILITIES	2,182,228	1,478,658
Directors’ and other fees	1,534	360
Other (Note 5)	2,180,694	1,478,298
PROVISIONS	63,252	63,459
SUBORDINATED LOAN AND NEGOTIABLE OBLIGATIONS (Note 6)	1,378,758	1,125,853
UNALLOCATED ITEMS	134,158	64,035
NON-CONTROLLING INTERESTS (Note 10)	103,397	70,830
TOTAL LIABILITIES	46,274,491	30,672,107
SHAREHOLDERS’ EQUITY	6,931,551	2,373,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	53,206,042	33,045,817

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Memorandum Accounts

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015

DEBIT	44,423,022	27,440,186
CONTINGENT	16,958,404	9,617,603
Granted loans	252,150	187,801
Guarantees received	15,934,097	8,794,708
Contingencies re. contra items	772,157	635,094
CONTROL	26,683,060	15,733,585
Uncollectible loans	492,187	331,482
Other	24,128,557	14,188,570
Control re. contra items	2,062,316	1,213,533
DERIVATIVES	781,030	2,088,526
Notional value of forward transactions without delivery of underlying asset	448,223	1,181,881
Debit derivatives re. contra items	332,807	906,645
TRUST ACCOUNTS	528	472
Trust Funds	528	472
CREDIT	44,423,022	27,440,186
CONTINGENT	16,958,404	9,617,603
Other guarantees granted included in the debtor classification regulations	632,990	480,473
Other included in the debtor classification regulations	84,842	77,471
Other not included in the debtor classification regulations	54,325	77,150
Credit derivatives re. contra items	16,186,247	8,982,509
CONTROL	26,683,060	15,733,585
Checks and drafts to be credited	1,985,525	1,132,863
Other	76,791	80,670
Control re. contra items	24,620,744	14,520,052
DERIVATIVES	781,030	2,088,526
Credit derivatives re, contra items	448,223	1,181,881
Notional value of forward transactions without delivery of underlying asset	332,807	906,645
TRUST ACCOUNTS	528	472
Trust liabilities – re contra items	528	472

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the fiscal year ended December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
FINANCIAL INCOME	10,794,579	6,741,744
Interest on loans granted to the financial sector	73,754	9,173
Interest on overdrafts	996,571	594,315
Interest on promissory notes	1,906,421	1,400,099
Interest on mortgage loans	7,275	10,014
Interest on automobile and other secured loans	17,271	32,678
Interest on credit card loans	1,733,606	1,289,386
Interest on financial leases	329,550	178,219
Interest on other loans	3,715,110	2,186,064
Income from government and corporate securities	1,241,554	689,472
Interest on other receivable from financial transaction	217,662	38,066
Income from options	—	483
Consumer price index adjustment (CER)	1,724	374
Exchange rate differences on gold and foreign currency	367,436	44,735
Other (Note 5)	186,645	268,666

FINANCIAL EXPENSES	4,866,525	3,386,050
Interest on savings accounts deposits	4,639	4,830
Interest on time deposits	2,803,306	2,168,344
Interest on interbank loans (call money loans)	31,173	18,933
Interest on other loans from the financial sector	309,462	137,982
Interest on subordinated obligations	128,027	81,282
Other interest	267,542	56,404
Interest on other liabilities from financial transactions	401,079	266,760
Consumer price index adjustment (CER)	920	276
Contributions made to the Deposit Insurance Fund	87,619	180,704
Other (Note 5)	832,758	470,535

GROSS FINANCIAL MARGIN – GAIN	5,928,054	3,355,694
LOAN LOSS PROVISIONS	1,057,637	543,844
SERVICES FEE INCOME	3,527,516	2,835,708
In relation to lending transactions	515,353	384,047
In relation to deposits transactions	922,403	678,531
Other commissions	136,362	77,071
Other (Note 5)	1,953,398	1,696,059

SERVICES FEE EXPENSE	1,080,660	778,492
Commissions	544,044	365,847
Other (Note 5)	536,616	412,645

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Income Statement

For the fiscal year ended December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015

INCOME FROM INSURANCE ACTIVITIES (Note 9)	606,143	175,947
ADMINISTRATIVE EXPENSES	6,060,281	4,261,402
Personnel expenses	3,859,525	2,767,111
Directors’ and statutory auditors’ fees	73,894	59,475
Other professional fees	286,507	186,586
Advertising and publicity	226,350	165,413
Taxes	452,081	268,520
Depreciation of premises and equipment (Schedule V)	81,558	56,637
Amortization of other intangibles (Schedule III)	111,284	92,431
Other operating expenses	847,218	584,341
Other	121,864	80,888

SUBTOTAL - INCOME FROM FINANCIAL TRANSACTIONS	1,863,135	783,611
NON-CONTROLLING INTERESTS (Note 10)	(22,166)	(16,079)
MISCELLANEOUS INCOME	429,884	367,165
Results from equity investments	—	3
Penalty interests	82,142	51,907
Loans recovered and allowances reversed	130,987	60,199
Other (Note 5)	216,755	255,056

MISCELLANEOUS LOSSES	458,946	213,427
Results from equity investments	4,996	—
Penalty interests and charges paid to the Argentine Central Bank	1,598	176
Loan loss provisions for miscellaneous receivables and other provisions	76,627	23,863
Miscellaneous assets depreciation (Schedule V)	7,740	7,311
Amortization of goodwill (Schedule III)	9,295	9,302
Other (Note 5)	358,690	172,775

INCOME BEFORE TAX	1,811,907	921,270
INCOME TAX	(500,603)	(247,161)
NET INCOME FOR THE YEAR	1,311,304	674,109

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements

For the fiscal year ended December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
CHANGES IN CASH AND CASH EQUIVALENTS
- Cash and cash equivalents at the beginning of the year	7,616,502	4,046,180
- Cash and cash equivalents at the end of the year (Note 16)	9,688,554	7,616,502
Net (decrease) / increase in cash and cash equivalents	2,072,052	3,570,322
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flow from operating activities
Net (Payments) /Collections Related to:
- Government and corporate securities	(947,998)	744,287
- Loans
To the financial sector	(217,926)	(169,047)
To the non-financial public sector	5,951	5,747
To the non-financial sector and foreign residents	(4,863,859)	(184,866)
- Other receivables from financial transactions	(67,871)	76,259
- Receivable from financial leases	(60,992)	(219,970)
- Deposits
To the financial sector	(241,655)	100,164
To the non-financial public sector	1,352,419	(314,813)
To the non-financial sector and foreign residents	7,994,649	4,827,512
- Other liabilities from Financial Transactions
Interbank loans (Call money loans received)	119,032	(139,115)
Others (except for liabilities included in financial activities)	(589,851)	(417,149)
Collections related to service fee income	4,436,397	3,040,982
Payments related to service fee expenses	(1,279,764)	(902,340)
Administrative expenses paid	(5,340,482)	(3,608,264)
Payment of organization and development expenses	(97,184)	(100,886)
Net collections of penalty interest	82,142	51,907
Differences deriving from court resolutions paid	(1,480)	(1,322)
Other collections related to miscellaneous income and losses	(100,958)	25,235
Net payments related to other operating activities	(163,934)	(73,512)
Income tax / minimum presumed income tax paid	(310,983)	(290,971)
Net cash (used in)/provided by operating activities	(294,347)	2,449,838
Cash flow from investing activities
Net payments related to premises and equipment	(494,253)	35,742
Net payments related to miscellaneous assets	35,520	(220,287)
Payments for purchases of shares in other companies	(21)	—
Other payments from investing activities	(18,510)	(4,289)
Net cash used in investing activities	(477,264)	(188,834)

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements
For the fiscal year ended December 31, 2016 and 2015
(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
Cash flow from financing activities
Net (payments) /collections related to:
- Unsubordinated negotiable obligations	371,069	638,722
- Argentine Central Bank:	1,843	2,092
- International Banks and Institutions	568,385	74,445
- Subordinated Loan and negotiable obligations	(123,811)	(74,684)
- Financing received from Argentine Financial Institutions	(1,686,277)	254,113
Capital increase	3,301,137	—
Dividends paid	(25,503)	(7,385)
Other payments for financing activities	(19,757)	(16,616)
Net cash provided by financing activities	2,387,086	870,687
Financial Income on Cash and Cash Equivalents (Including Interest and Monetary Result)	456,577	438,631
Net increase in cash and cash equivalents	2,072,052	3,570,322

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

1.	BASIS OF CONSOLIDATION

Grupo Supervielle’s consolidated financial statements are prepared in accordance with Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank on the Accounting Informative Regime for the quarterly/annual disclosure, guidelines set forth by Technical Pronouncement N° 8 and 19 issued by the FACPCE, utilized by the controlled company Banco Supervielle S.A. in drawing up its financial statements as of December 31, 2016, and issued on February 16, 2017.

The financial statements of Grupo Supervielle S.A. have been consolidated with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Cordial Microfinanzas S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Sociedad Gerente de F.C.I., Espacio Cordial de Servicios S.A. and Supervielle Seguros S.A.

The main investment of the Group is made up by its shares in Banco Supervielle S.A., a financial entity subject to the Argentine Central Bank’s regulations; therefore, disclosure guidelines utilized by such Entity have been adopted pursuant to provisions set by the National Securities Commission, Title IV, Chapter I, Section I, Article 2.

It is worth to be mentioned that on February 12, 2014, the Argentine Central Bank, through Communication “A” 5541, disclosed the roadmap for the convergence of the reporting and accounting regime towards International Financial Reporting Standards (IFRS) for entities under its supervision, which include Banco Supervielle S.A., and Cordial Compañía Financiera S.A.

Pursuant to the disclosed plan, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year to start on January 1, 2018 and shall include their operations and changes in shareholders’ equity pursuant to standards to be issued by the Argentine Central Bank within such convergence plan.

2.	ACCOUNTING POLICIES

2.1     Comparative Information

Balances as of December 31, 2015, which are disclosed in these financial statements for comparative purposes; arise from financial statements at such dates.

2.2     Significant Accounting policies

Accounting policies applied by Cordial Microfinanzas S.A., Sofital S.A. F. e I.I., Adval S.A., Tarjeta Automática S.A., Supervielle Asset Management S.A. Sociedad Gerente de F.C.I. and Espacio Cordial de Servicios S.A. are similar to those applied by the Group (See Note 2 at individual financial statements). As for Banco Supervielle S.A. and Cordial Compañía Financiera S.A., accounting standards set by the Argentine Central Bank are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires (See Note 4).

As for Supervielle Seguros S.A., accounting standards set by the National Insurance Superintendence are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires. However, such deviation has not produced any material effect on Grupo Supervielle S.A.’s financial statements.

The main valuation criteria are as follows:

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

2.2.1 Assets and liabilities in pesos

Assets and liabilities pending of settlement in pesos are stated at their nominal values, contemplating, where applicable, adjustments and interest accrued at the end of each fiscal year. Adjustments and interest were expensed against income for each fiscal year.

2.2.2 Assets and liabilities in foreign currency

Operations in foreign currency were recorded at the exchange rate disclosed by the Argentine Central Bank, and those operations in other currencies at the reference exchange rate in US dollars disclosed by the Argentine Central Bank. Exchange gains and losses, adjustments and interest were expensed against income for each fiscal year.

2.2.3 Gold

Holdings of gold were valued at its market price, in US dollars, on the London market on the last business day of each fiscal year, and later converted into pesos at the reference exchange rate disclosed by the Argentine Central Bank at those dates, in accordance with Communication “A” 3500.

2.2.4 Government and corporate securities

a)	Securities measured at fair value: those included in volatility or present value of securities listings issued by the Argentine Central Bank. These holdings are recorded at their market value on the last business day of each fiscal year, in local or foreign stock exchange markets, or at present value when applicable. Differences of reasonable market value were expensed against income for each fiscal year.

b)	Securities measured at amortized cost: those not included in the previous point, recorded at acquisition cost plus financial results accrued exponentially applying the internal rate of return. The accruals were recorded against results of each fiscal year.

2.2.5 Listed corporate securities:

●	These securities have been valued at their market price at each year end. Changes in valuation of these securities are recorded as financial income.

2.3     Interest Income (Expense)

Accrual of interest on lending and borrowing transactions was calculated monthly and appropriated on a compounded basis, in proportion to the days during which interest was accrued on principal. However, accrual is applied using the straight line method for foreign currency operations, operations in pesos with adjustment capital clause or those in which the interest rate is previously set for a validness term no longer than 92 days.

The Company suspends the accrual of interest when the collection of interest and principal is in doubt. Accrued interest remains on the Company´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4     Loans

The portfolio is valued on the effectively granted amounts, net of paid amortizations of capital, plus receivable accrued interests, adjustments and others and deduced estimated allowances to cover non-collection risks calculated pursuant to what is specified in Note 2.5.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

 GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

2.5     Allowances for loan losses

Allowances for loan losses were calculated based on the estimated risk of the loans granted by the Bank, arising from the evaluation of the debt repayment capacity of its debtors’ liabilities for those commercial portfolio clients, the degree of debtors’ compliance based on delinquency days for the consumption portfolio, and the guarantees securing the respective transactions, in accordance with the regulations on “Debtor Classification and Minimum Loan Loss Risk Allowances” issued by the Argentine Central Bank.

2.6     Other receivables and liabilities from financial transactions

-	Amounts receivable for spot and forward sales and payable for spot and forward purchases, both pending settlement: This line corresponds to spot and forward operations of securities and/or foreign currency pending settlement, which were valued at their agreed settlement value. The difference between the market value of the securities and/or the foreign currency exchanged at the time of execution of the sale contracts and the agreed forward exchange value (premium) was expensed against the results for each fiscal year based on their monthly accrual.

-	Securities receivable for spot and forward purchases and to be delivered for spot and forward sales, both pending settlement: The securities and/or foreign currency receivable for purchases and to be delivered for sales were valued as specified in paragraphs 2.2.4 and 2.2.2 in this note and recorded in the “Securities receivable under spot and forward purchases pending settlement” of Other receivable from financial transactions and “Instruments to be delivered under spot and forward sales pending settlement” of Other liabilities from financial transactions..

-	Unlisted corporate securities: Valued at acquisition cost plus accrued interest pending collection at the end of each year.

-	Other receivables not included in the debtor classification regulations: This line corresponds to unlisted participation certificates issued by trusts in pesos valued at their equity value estimated at the end of each fiscal year and to unlisted debt securities issued by trusts in pesos and in foreign currency, which were valued at the value of addition to assets, plus interest accrued through the end of each fiscal year.

Additionally, mutual fund trust shares are included, valued at their equity value estimated at the end of each fiscal year. Valuation differences were expensed against income for each year.

-	Balances payable to banks and international institutions, loans from domestic financial institutions and unsubordinated negotiable obligations,: Valued on the basis of the cash received, net of transaction costs, plus the financial results accrued on the basis of the internal rate of return estimated upon initial recognition. Other items are valued at residual value plus interest accrued as of year end. Liabilities denominated in foreign currency are adjusted as indicated in note 2.2.2.

2.7     Receivable from financial leases

Registrations were made pursuant to the discounted value of the sum of minimum installments pending collection and any non-guaranteed residual value. Earnings accrued were recognized in results of each year.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES
As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

2.8     Unlisted equity investments

Unlisted equity investments in other companies were valued as follows:

In Argentine non-controlled entities carrying out supplementary authorized activities:

The equity investments in Provincanje S.A., Mercado Abierto Electrónico S.A., SEDESA, Argencontrol S.A., Compensadora Electrónica S.A., Mendoza Fiduciaria S.A., Cuyo Aval S.G.R., Garantizar S.G.R., Campo Aval S.G.R., Los Grobo S.G.R., Vínculos S.G.R., Afianzar S.G.R., Garantía de Valores S.G.R., Americana de Valores S.G.R., Acindar Pymes S.G.R. y AFFIDAVIT S.G.R. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1, paragraph 1.2, with to the limit of their respective equity value calculated based on the latest financial statements of the issuers available at year end. With regard to the equity interest in Profesión + Auge A.F.J.P. S.A., it was decided to continue to carry the allowance for 515 recorded under “other contingencies” bearing in mind that the National State has not yet issued the Regulatory Decree stipulating the procedure for compensating the shareholders of the Pension Fund Managers.

In other Argentine controlled companies:

The equity investment in Viñas del Monte S.A. was valued at cost of the capital contributions made, adjusted for inflation where applicable, as indicated in paragraph 1.2 of Note 1, with the limit of its equity value calculated based on the latest financial statements available at year end.

On March 6, 2014 Viñas del Monte S.A. ordered the capitalization of such contributions, which is pending of registration in the Legal Persons Authority of Mendoza Province. Once the capital increase has been passed, the Entity will hold the 94.80% of shares in Viñas del Monte S.A.

In other Argentine non-controlled companies:

The equity investment in San Luis Trading S.A. and Infocred Argentina S.A. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, with the limit of the equity value calculated based on the latest financial statements available at year end.

In other foreign non-controlled companies:

The equity investment in S.W.I.F.T. was valued at cost.

2.9     Premises and equipment and miscellaneous assets

They have been valued at cost, adjusted for inflation where applicable as indicated in Note 1.2 of the Group’s individual financial statements, less the corresponding accumulated depreciation. The aggregate value of these assets is less than their recoverable value.

These assets are depreciated by the straight-line method based on the useful lives assigned to them (See Schedule V).

It includes all financial lease assets considering the cost value that set for the purchase of such asset in cash, or, the addition of the discounted sum of minimum installments pending collection provided the latter happens to be lower.

It is important to mention that leased assets are included in the lessee’s book-keeping at the beginning of the operation, regardless of the fact that the ownership should be transferred at the moment of exercising the purchase option upon contract termination.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES
As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

2.10     Other miscellaneous assets

Valued at acquisition cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, less accumulated depreciation, calculated in proportion to the estimated months of useful life. Aggregate value of these assets does not exceed their recoverable value.

These assets are depreciated by the straight-line method based on the estimated useful life (See Schedule V).

2.11     Intangible assets

Other intangibles

Valued at cost, adjusted for inflation where applicable, as indicated in note 1.2, at the Group’s individual financial statements, less accumulated amortization, calculated in proportion to the months of estimated useful lives (See Schedule III).

Goodwill

In addition to Note 2.4 of the Individual Financial Statements, goodwill includes the excess of the acquisition cost over the value assigned to the 99.94% of shares in Banco Regional de Cuyo S.A. and the 95% of shares in Cordial Compañía Financiera S.A. In both cases, goodwill accounts for the excess of the acquisition cost over the shareholders’ equity value of the business acquired at the acquisition date pursuant to provisions issued by the Argentine Central Bank (See Schedule III). The value of goodwill is amortized by the straight-line method, not exceeding 120 months.

2.12     Severance payment

Directly expensed on paid severance payments.

2.13     Deposits

Deposits are valued amortized cost. As for deposits in foreign currency, such deposits are valued pursuant to note 2.2.2.

2.14     Provisions

Provisions for other contingencies to address labor, legal, tax commitments and other miscellaneous potential risks have been set based on the information received from its legal advisors.

2.15     Subordinated negotiable obligations

Subordinated negotiable bonds have been valued at amortized cost plus accrued interest using the internal rate of return. Losses from interest expense have been recognized on each year results on an accrual basis.

2.16     Use of estimates

The preparation of financial statements in accordance with Argentine Banking GAAP and generally accepted accounting principles in force in Argentina, as long as they are compatible with those standards, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

3.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Income tax is calculated at the rate of 35% on the taxable income, without considering the effect of temporary differences between the tax and the accounting result.

Minimum presumed income tax, established by Law No. 25.063, is complementary to income tax, since while the latter is assessable on the taxable income for the fiscal year, minimum presumed income tax is a minimum tax levied on potential income provided by certain productive assets at the rate of 1%, the Group’s tax obligation for each fiscal year being the higher of the two taxes. However, if in any fiscal year minimum presumed income tax exceeds income tax, that amount in excess will be computable as payment on account of income tax in excess of minimum presumed income tax arising in any of the following ten fiscal years.

The abovementioned law establishes that, the entities regulated by the Financial Institutions Law must consider the twenty per cent (20%) of their taxable assets as taxable basis for calculation of minimum presumed income tax, after deducting those defined as non-computable assets.

4.	DIFERENCES BETWEEN ARGENTINE BANKING GAAP AND PROFESSIONAL ACCOUNTING STANDARDS IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between Argentine Banking GAAP and the professional accounting standards in force in the Autonomous City of Buenos Aires are as follows:

4.1     Recognition of income tax by the deferred tax method

Banco Supervielle S.A. and Cordial Compañía Financiera S.A. subsidiaries set income tax by applying the valid rate over the estimated tax gain, without taking into account the effect of temporary differences between the accounting result and the tax result.

In accordance with professional accounting standards in force in the Autonomous City of Buenos Aires (Technical ruling N°17), income tax must be recognized by the deferred tax method and, consequently, deferred tax assets or liabilities calculated on the abovementioned timing differences must be recognized. In addition, tax loss carry-forwards or unused tax credits allowed to be deducted from future taxable income must be recognized as deferred assets, as long as income is likely to be obtained.

Had deferred tax method been applied in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. as of December 31, 2016, these entities would have recognized net assets resulting from such deferred tax of 118,139 and an increased charge of income tax charge by 16,791; and deferred tax assets of 80,960 and an increased charge of income tax charge by 64,460.

4.2     Derivatives

Derivatives were valued pursuant to criteria set by the Argentine Central Bank. Those criteria differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, which require that, in case of futures and forwards of foreign currency without underlying assets delivery, valuation be made at its fair value. Regarding swap agreements, these standards require valuation to be made at reasonable market value.

4.3     Goodwill

Banco Supervielle S.A. determined goodwill for the purchase of shares in Banco Regional de Cuyo S.A., Cordial Microfinanzas S.A., Tarjeta Automática S.A., and Cordial Compañía Financiera S.A., in virtue of the excess of the purchase cost over the equity value of that investment on the basis of the last financial statements of the issuer available upon such acquisition. Under professional accounting standards in effect in the Autonomous City of Buenos Aires (Technical Ruling N°18), goodwill should result from the difference between the purchase cost of the investment referred to above and the amount of the net assets valued at the estimated fair value, including the identification of purchased intangible assets.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

Upon the application of professional accounting standards as of December 31, 2016, lower assets for 5,668 should have been recorded and earnings for 1,779 should have been produced.

4.4     Transfer of financial assets

Cordial Compañía Financiera S.A. assigned Banco de la Provincia de Córdoba S.A., Banco Santander Río S.A. and Industrial and Comercial Bank of China S.A part of its loan portfolio as a collateral assignment with recourse to the assignor. As a result of these transactions, the firm excluded all assigned assets and recognized incomes stemming from the difference between the accounting value of assigned assets and received funds. Pursuant to Professional Accounting Standards adopted by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, the collateral assignment of financial assets with assignor’s responsibility is not deemed as a sale operation because the assignor bears an important part of the risks and benefits related to such assigned assets. Upon the application of Professional Accounting Standards in force in the Autonomous City of Buenos Aires, Cordial Compañía Financiera S.A.’s assets as of December 31, 2016, should have recorded an increase of 144,198, liabilities for 170,416, and shareholders’ equity should have recorded a decrease of 26,218.

4.5     Disclosure

Argentina Banking GAAP differs in certain disclosure criteria from professional accounting standards in force in the Autonomous City of Buenos Aires, thus being the following said deviations:

-	The Bank does not disclose its assets and liabilities in current and non-current taking into account the date on which assets are expected to become cash or its equivalent and liabilities are expected to become due pursuant to professional accounting standards in-force.

-	Goodwill specified in Note 2.11 is disclosed under Intangible Assets, Pursuant to professional accounting standards, such goodwill must be disclosed under Goodwill.

-	There are differences between the information of cash flows disclosed in the Statement of Cash Flows and its equivalents and what is required by professional accounting standards.

-	The Bank has not submitted certain information regarding goodwill, relates parties and other information requirements required to non-banking entities.

5.	OTHER RECEIVABLES AND LIABILITIES FROM FINANCIAL TRANSACTIONS, MISCELLANEOUS RECEIVABLES AND MISCELLANEOUS LIABILITIES

The breakdown of the caption “Other receivables not included in the debtor classification regulations” included in “Other receivables from financial transactions” in the balance sheet was as follows:

	12/31/2016	12/31/2015
Financial Trust Participation Certificates	530,607	706,956
Financial Trust Debt Securities	100,644	664,933
Shares in Mutual Funds	1,296,588	162,692
Other	373	8,808
	1,928,212	1,543,389

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

The breakdown of the caption “Other” included in “Other liabilities from financial transactions” in the balance sheet was as follows:

	12/31/2016	12/31/2015
Collections and other operations on behalf of third parties	953,743	724,154
Sundry (payment orders abroad)	464,070	208,983
Other withholdings and collection	455,663	423,227
Social security payment orders pending settlement	82,761	74,209
Liabilities for financing of purchases	29,845	33,112
Other	146,843	199,323
	2,132,925	1,663,008

The breakdown of the caption “Other” included in “Miscellaneous receivables” in the balance sheet was as follows:

	12/31/2016	12/31/2015
Guarantee deposits	339,340	127,182
Sundry debtors	397,399	246,884
Payments in advance	109,568	78,095
Tax advances	95,116	52,631
Loans to employees	190,925	66,302
Other	5,857	71,599
	1,138,205	642,693

The breakdown of the caption “Other” included in “Miscellaneous liabilities” in the balance sheet was as follows:

	12/31/2016	12/31/2015
Tax payable	727,218	413,482
Payroll and social security	583,317	371,122
Sundry creditors	678,246	466,657
Collections in advance	156,382	216,037
Other	35,531	11,000
	2,180,694	1,478,298

The breakdown of the captions included in “Income Statement” in the balance sheet was as follows:

	12/31/2016	12/31/2015
Financial Income - Other
Interest on foreign trade loans	84,597	33,558
Premium on repo transactions	13,556	5,283
Forward transactions	—	228,152
Mutual guarantee companies income	51,463	—
Income from sales of equity investments	—	1,089
Other	37,029	584
	186,645	268,666
Financial Expense - Other
Turnover Tax	698,526	431,929
Premium on repo transactions	94,143	38,085
Forward transactions	39,016	—
Other	1,073	521
	832,758	470,535

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015
(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
Services fee income - Other
Commissions	1,684,792	1,527,169
Income from Mutual Funds administration services	140,118	80,234
Rentals from safety boxes	90,938	74,684
Other	37,550	13,972
	1,953,398	1,696,059
Service fee expense - Other
Expenses and promotions related to credit cards	205,265	158,474
Turnover tax	263,615	208,140
Other	67,736	46,031
	536,616	412,645
Miscellaneous income - Other
Gains on premises and equipment and miscellaneous assets disposals	5,568	101,079
Sales of products	92,755	73,919
Rentals	42,256	24,900
Other adjustments and interest of miscellaneous credits	42,327	14,055
Charge of couriers	5,274	4,174
Other	28,575	36,929
	216,755	255,056

Miscellaneous losses - Other
Losses on quota refund	12,744	12,762
Charges paid to National Social Security Administration (ANSES)	229,669	12,309
Turnover tax	13,819	10,964
Court resolutions paid	1,480	1,322
Grants paid	15,115	6,540
Other adjustments and interest of miscellaneous liabilities	1,432	—
Losses related to fiduciary services	2,244	—
Unrecoverable VAT and other tax credits	19,296	9,429
Other	62,891	119,449
	358,690	172,775
6.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000,000 (one billion pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized.

As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one billion pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

As of December 31, 2016 and 2015 Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	12/31/2016	12/31/2015
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	21,659	25,268
Class XV	05/13/2014	AR $	81,806	BADLAR + 4.65%	05/13/2016	—	84,975
Class XVI	09/23/2014	AR $	81,250	BADLAR + 3.25%	03/23/2016	—	81,754
Class XVII	01/23/2015	AR $	127,000	Fixed 28.5%	01/23/2016	—	133,904
Class XVIII	01/23/2015	AR $	23,000	BADLAR + 4.8%	07/23/2016	—	23,957
Class XIX	05/20/2015	AR $	137,361	Mixed: Fixed 28.5% until 9th month and BADLAR + 45% upon maturity.	11/20/2016	—	140,968
Class XX	07/28/2015	AR $	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	129,389	134,284
Total						152,048	625,110

As of the issuance of these Financial Statements, classes XV, XVI, XVII, XVIII and XIX have been fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

As of December 31, 2016 and 2015, Grupo Supervielle S.A.’s Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount to 152,048 and 625,110 respectively.

Banco Supervielle S.A.: Program for the issuance of Negotiable Obligations in foreign currency

On April 30, 2007, the Ordinary and Extraordinary Shareholders’ Meeting No. 95 decided to approve the Bank’s joining of the public offering regime through the creation of a Global Program for the Issuance of Simple Negotiable Obligations, for up to a maximum outstanding amount, at any moment while the Program is in force, of USD 200,000,000 (two hundred million United States dollars).

On August 10, 2007, the National Securities Commission informed the Technical and Negotiable Securities unit of the Stock Exchange of Buenos Aires that provisions for the public offering of such securities was passed.

On October 13, 2010, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class 1 Negotiable Obligations. On October 29, 2010, the National Securities Committee (NSC) ordered the putting into effect of the resolutions for the public offering of Class 1 Negotiable Obligations under the Global Program of mid-term securities issuance for negotiable obligations issuance. Subscription period started on November 1, 2010 and finished on November 8, 2010.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

The following describes the main terms and conditions of the aforementioned issuance:

Amount: USD 50,000,000 (United States dollars fifty millions)

Type: Class 1 Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 11, 2017

Interest Rate: 11.375%

Interest Payment Date: Interests accrued by Class 1 Negotiable Obligations will be paid on a six-month basis on May 11 and November 11 of each year.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York State Laws.

As of November 11, 2016, Banco Supervielle S.A. was made the second interest payment of the Class I Negotiable Obligations.

As of December 31, 2016 and 2015, said obligation is registered in item Subordinated loans and Negotiable Obligations for 800,674 and 652,673, respectively.

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). The maximum outstanding amount of the Program was increased to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

On May 16, 2013, the Board of the Bank passed the issuance of Class III Negotiable Obligations for a maximum amount of V/N USD 30,000,000 (thirty million US dollars) within the Global Program of Negotiable Obligations. The bidding period closed on August 15, 2013, having issued Class III.

The following describes the main terms and conditions of Class III issuance:

Amount: USD 22,500,000 (United States dollars twenty two million five hundred thousand)

Type: Class III Negotiable Obligations will be liabilities and subordinate of the Bank

Maturity date: August 20, 2020

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Class III Negotiable Obligations will be paid on a six-month basis making the first payment on February 20, 2014

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of August 22, 2016, Banco Supervielle S.A. was made the sixth interest payment of the Class III Negotiable Obligations.

As of December 31, 2016 and 2015, said obligation is recorded in Subordinate Negotiable Obligations item for 363,623 and 297,362, respectively.

On October 14, 2014, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class IV Subordinate Negotiable Obligations for an amount of up to F/V USD 30,000,000 (United States Dollars Thirty million) within the Global Negotiable Obligations Program. Subscription period finished on November 14, 2014, having allotted Class IV.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

The following describes the main terms and conditions of the aforementioned issuance of Class IV:

Amount: USD 13,441,000 (United States dollars thirteen million four hundred and forty one thousand)

Type: Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 18, 2021.

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a six-month basis, which first payment shall be made effective on May 18, 2015.

Amortization: Capital to be paid through single payment on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of November 18, 2016, Banco Supervielle S.A. was made the fourth interest payment of the Class IV Negotiable Obligations.

As of December 31, 2016 and 2015, said obligation is recorded in Subordinated loans and Negotiable Obligations item for 214,461 and 175,818, respectively.

On September 24, 2015, the Board passed the issuance of Class V Unsubordinared Negotiable Obligations for a maximum amount of V/N AR$ 350,000,000 (thirty five million Argentine Pesos) within the Global Program of Negotiable Obligations. The bidding period closed on November 18, 2015, having issued Class V.

The following describes the main terms and conditions of the aforementioned issuance of Class: V

Amount: 340,100,000 (Argentine Pesos three hundred forty million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: May 20, 2017

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 20, 2016

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of November 20, 2016, Banco Supervielle S.A. was made the fourth interest payment of the Class V Negotiable Obligations.

As of December 31, 2016 and 2015, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 339,715 and 338,716, respectively.

On July 13, 2016, the Board passed the issuance of Class VI Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 600,000,000 (Argentine Pesos sixty million) within the Global Program of Negotiable Obligations. The bidding period closed on October 7, 2016, with a total amount of AR$ 422,000,000 (Argentine Pesos four hundred and twenty two millon) and maturity date October 12, 2018. The agreed rate is Badlar + 3.50%.

The following describes the main terms and conditions of the aforementioned issuance of Class VI:

Amount: 422,000,000 (Argentine Pesos four hundred twenty two million)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: October 12, 2018

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on January 12, 2017.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 420,507.

On October 28, 2016, the Board passed the issuance of Class VII Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 400,000,000 (Argentine Pesos four hundred million) within the Global Program of Negotiable Obligations. The bidding period closed on November 15, 2016.

The following describes the main terms and conditions of the aforementioned issuance of Class VII:

Amount: 269,100,000 (Argentine Pesos two hundred sixty nine million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: November 17, 2017

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 17, 2017

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 268,273.

Banco Supervielle S.A.: Global Program for the issuance of Negotiable Obligations in foreign currency up to U$S 800.000.000

As of September 22, 2016, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of U$S 800,000,000 (eight hundred million pesos).

As of November 23, 2016 the Board passed the issuance of Class A Negotiable Obligations for a maximum amount of V/N USD 300,000,000 (United State dollars three hundred millon). The bidding period closed on February 02, 2017.

The following describes the main terms and conditions of the aforementioned issuance of Class A:

Amount: 4,768,170,000 (Argentine Pesos four hundred seven hundred sixty eight million and a hundred seventy thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: August 9, 2020

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on March 9, 2017

Amortization: Capital to be paid in two quotas, first 50% on February 9, 2020 and rest 50% on August 9, 2020.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York Laws from United States of America.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On October 27, 2016, the program for the issuance of Negotiable Obligations was authorized for a face value of up to 1,000,000. The following describes issuances in force as of December 31, 2016 and 2015.

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2016	12/31/2015
Class V	08/15/2014	02/15/2016	147,222	Floating rate 3.75% + BADLAR corrected	—	147,222
Class VI	05/14/2015	05/14/2016	145,980	Fixed 29.00%	—	145,980
Class VII	05/14/2015	11/14/2016	11,579	Floating rate 5.00% + BADLAR	—	11,579
Class VIII	10/06/2015	07/06/2016	54,000	Fixed 28.50%	—	54,000
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5.95% + BADLAR	88,750	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	199,000	—
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3.57% + BADLAR	200,000	—
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24.90%	154,214	—
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4.00% + BADLAR	151,429	—
Total					793,393	447,531

As of December 31, 2016, Banco Supervielle S.A. holds in its portfolio Negotiable Obligations Class IX and X, issued by Cordial Compañía Financiera S.A., for an amount of 5,000 and 2,000, respectively.

As of December 31, 2016 and 2015, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 786,393 and 447,531, respectively.

7.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to Art.70 of Corporate Law and the Company’s By-law, 5% of the fiscal year profit shall be transferred to a Legal Reserve until such reserve reaches 20% of the Capital Stock. As for financial entities, pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to Art.68 of the aforementioned Law, dividends shall not be passed or distributed among partners, but through realized and liquid earnings resulting from the balance sheet drawn up pursuant to the law and the By-law and passed by the competent corporate body. Likewise, those dividends to be distributed in cash or instruments, exceeding tax profits accrued upon previous fiscal year closing as of payment or distribution date, shall be subject to the 35% withholding in terms of income tax through a single and final payment. Accumulated tax earnings for said tax purposes, are the balance of accumulated accounting earnings as of December 31, 1997, minus paid dividends plus tax profits set as from December 31, 1998.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

In turn, Grupo Supervielle’s income mainly results from dividends produced by its investments in other companies. As for its investments in Banco Supervielle S.A. and Cordial Compañía Financiera S.A., there are additional restrictions to the income distribution restrictions set by the Argentine Central Bank. As established by Argentine Central Bank Communication “A” 4664, supplementary provisions and amendments, for the purposes of the distribution of profits the financial institutions shall have the prior authorization of the Superintendence of Financial and Foreign Exchange Institutions and comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Law on Financial Institutions; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or reverse requirement –on average- in pesos or in foreign currency or in securities. v) No sanctions are recorded with penalties in excess of 25% of last reported equity computable for capital adequacy purposes, nor suspensions, prohibitions, or voidances, imposed in the last five years by the Central Bank, the Financial Information Unit, the National Securities Commission, and/or the National Insurance Superintendence, deemed to be material,

The entities not facing any of these situations may distribute profits up to the positive amount arising from deducting, off-balance sheet, from unassigned returned earnings, the amounts of the Legal and Bylaws Reserves; the balances for the capitalization of differences arising from payments made in compliance with court measures issued in cases where the regulations in force applicable to the “pesified” deposits are objected to; the difference between the carrying amount and the market value of the public debt and/or monetary regulation instruments; the valuation adjustments to assets modified by the Superintendence of Financial and Foreign Exchange Institutions which are pending recognition and/or those indicated by the External Audit not given accounting recognition; the individual exemptions for the valuation of assets; the balances for the capitalization of the difference between the equivalent in pesos of the court-ordered deposits considered in the original currency of the placement and the carrying amount of those deposits placed in foreign currency which, at January 5, 2002, were subject to the provisions of Law 25.561 and Decree 214/02; and the algebraic sum of the balances for the “Unrealized Valuation Differences” accounts for government securities and instruments issued by the Argentine Central Bank recorded as available for sale, when a consolidated net debit balance is obtained.

In addition, the amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

On November 10, 2015, the Central Bank issued Communication “A” 5827, requiring financial institutions to build an additional capital reserve margin, in order to prevent that credit growth and high profitability become a source of insolvency of the local financial system.

The aforementioned rule, also establishes a counter cyclical margin within the range of 0% and 2.5% of risk weighted assets when, in the view of the Central Bank, credit growth would be excessive and generate an increase of systemic risk.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

8.	RESTRICTED ASSETS

As of December 31, 2016 and 2015, Grupo Supervielle’s following assets are restricted:

Item	12/31/2016	12/31/2015
Loans
Loans under Financial Guarantee	178,862	353,712
	178,862	353,712

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	535,351	372,988
Others included in debtors’ classification regulations	620	1,247
	535,971	374,235

Miscellaneous Receivables
Trust guarantee deposits	7,893	10,416
Guarantee deposits for Forward Exchange Operations	114,820	6,902
Guarantee deposits for credit cards	135,297	104,223
Guarantee deposits for pass transactions	21,316	5,702
Other guarantee deposits (*)	59,014	—
	338,340	127.243

(*) As of December 31, 2016 and 2015, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. –in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of 1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

9.	INCOME FROM INSURANCE ACTIVITIES

The composition of item “Income from insurance activities” as of December 31, 2016 and 2015 are as follows:

Item	12/31/2016	12/31/2015
Accrued premiums and charges	806,675	248,767
Accrued losses	(167,979)	(54,976)
Production expenses	(32,553)	(19,023)
Other income	—	1,179
Total	606,143	175,947

10.	NON-CONTROLLING INTERESTS

The composition of “Non-controlling interests” of the group’s balance sheet is as follows:

Company	12/31/2016	12/31/2015
Banco Supervielle S.A.	103,397	66,488
Sofital S.A. F. e I.I.	—	4,342
Total	103.397	70,830

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

The composition of “Non-controlling interests” of the income statement is as follows:

Company	12/31/2016	12/31/2015
Banco Supervielle S.A.	(20,156)	(14,761)
Sofital S.A. F. e I.I.	(2,010)	(1,318)
Total	(22,166)	(16,079)

11.	INTEREST IN CAPITAL STOCK AND VOTING PERCENTAGE

Grupo Supervielle S.A’s interest in the capital stock of its controlled companies as of December 31, 2016 and 2015 is as follows:

Company	Condition	Legal Address	Main Activity	Percentage of interest in capital stock and votes
				12/31/2016	12/31/2015
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, Ciudad Autónoma de Buenos Aires, Argentina,	Commercial Bank	98.13% (1)	97.39% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, Ciudad Autónoma de Buenos Aires, Argentina	Financial Company	98.23%	97.52%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina,	Credit Card	99.77%	99.68%
Supervielle Asset Management S.A. Sociedad Gerente de FCI	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina	MTF Managing Agent	99.75%	99.75%
Cordial Microfinanzas S.A.	Controlled	Reconquista 320,1° Piso, Ciudad Autónoma de Buenos Aires, Argentina	Microfinances	99.77%	99.67%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, Ciudad Autónoma de Buenos Aires, Argentina	Financial operations and administration of securities	95.03%	95.03%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	99.75%	99.75%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso, Ciudad Autónoma de Buenos Aires, Argentina,	Insurance Company	99.75%	99.75%

(1) Grupo Supervielle S.A.’s interest, direct or indirect, of votes in Banco Supervielle amounts to 98.11% y 97.36% as of 12/31/16 and 12/31//15

12.	FINANCIAL TRUSTS

Below is a detail of the financial trust where Grupo Supervielle S.A acts as a trustee or as a settler:

As Trustee:

Trustee: Banco Supervielle

Supervielle Global Trust Confiance Program

At present, Banco Supervielle S.A. does not act as Financial Trust Trustee

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Banex Créditos IV Financial Trust

Trustee: Banco Supervielle

Supervielle Global Trust Asset Backed Securities Program.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
BANEX IV	03/19/2004	30,012	VDFA VN$ 21,000 Mat: 01/20/05	VDFB VN$ 6,000 Mat: 04/20/05	CP VN$ 3,000 Mat.: 04/20/07	In liquidation

Guarantee Management Trusts

Trustee: Banco Supervielle.

Trust	Indenture executed on	The principal obligation expires on	Original principal amount	Principal balance	Beneficiaries	Settlers
UAR	12/30/2003	—	—	—	Rugby players affiliated to UAR	UAR
Credimas	01/11/2013	01/25/2017	16,000	1,607	Banco Supervielle S.A.	Credimas S.A.

As a result of the merger with Banco Regional de Cuyo S.A. effective on November 1, 2010, the Bank took in charge the following trust funds in which former Banco Regional de Cuyo S.A. acted as trustee:

-	Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of December 31, 2016, amount to 15,336 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 528. This trust will be liquidated following the procedures established by Law 24,441.

-	Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

As Settler

Publicly offered and listed financial trusts

Supervielle Leasing Financial Trust

Assets in Trust: Lease Agreements

Trustee: TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Series 11 (1)	09/26/2014	133,466	VDF TV VN$ 93,426 Mat: 03/20/2017	—	CP VN$ 40,039 Mat: 10/21/2019	CP 43,465

(1)	Securities issued under Supervielle Confiance 3 Program

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Serie 83 (1), (3)	10/28/2014	$ 250,002	VDF TV A VN$ 232,500 Vto: 20/02/17		CP VN$ 17,500 Vto: 20/09/17	CP 23,541
Serie 84 (1), (3)	11/21/2014	$ 250,003	VDF TV A VN$ 232,500 Vto: 20/03/17		CP VN$ 17,500 Vto: 20/12/17	CP 31,599
Serie 86 (1), (3)	03/11/2015	$ 250,009	VDF TV VN$ 232,500 Vto: 20/02/17		CP VN$ 17,500 Vto: 20/10/17	CP 25,848
Serie 88 (1), (4)	07/23/2015	$ 220,004	VDF TV A VN$ 213,400 Vto: 20/11/17	VDF TV B VN$ 6,600 Vto: 22/01/18		VDF TVA 7,560
Serie 89 (1), (3)	09/04/2015	$ 250,005	VDF TV A VN$ 240,000 Vto: 20/10/17		CP VN$ 10,000 Vto: 20/11/18	VDF TV 19,288
Serie 90 (1), (4)	10/19/2015	$ 250,019	VDF TV A VN$ 240,000 Vto: 20/10/17		CP VN$ 10,000 Vto: 20/04/18	VDF TV 13,426 CP 14,056
Serie 91 (1), (4)	11/19/2015	$ 300,003	VDF TV A VN$ 288,000 Vto: 20/11/17		CP VN$ 12,000 Vto: 21/05/18	VDF TV 24,765 CP 15,831
Serie 92 (2), (4)	12/18/2015	$ 300,004	VDF TV A VN$ 270,000 Vto: 20/09/17		CP VN$ 30,000 Vto: 20/06/18	CP 42,470
Serie 93 (2), (4)	03/28/2016	$ 300,009	VDF TV A VN$ 267,000 Vto: 20/04/18		CP VN$ 33,000 Vto: 22/04/19	CP 41,646

(1) Securities issued under Supervielle Confiance Program 3.

(2) Securities issued under Supervielle Confiance Program 4.

(3) Personal loans originated or subsequently acquired by Banco Supervielle and granted to ANSES retirees and pension and San Luis public administration employees for which Banco Supervielle, in its own name, processes and pays retirement and pension benefits.

(4) Personal loans originated by Banco Supervielle for ANSES retirees and employees.

Supervielle Renta Inmobiliaria Financial Trust

Assets in trust: real state and the proceeds from their rentals and/or sales

Trustee: TMF Trust Company (Argentina) S. A.

Series	Set up on	Initial Amount in Trust	Securities issued and final maturity	Holdings Book Value
Series I (1)	11/08/2007	USD 14,336		In liquidation

(1) Issued under Supervielle Confiance Program

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Cordial Compañía Financiera Crédito Financial Trust

Assets in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Participation Certificates Value in pesos as of 12/31/2016	Debt Securities Value in pesos as of 12/31/2016
Series XI	04/20/2016	248,535	76,070	—
Series XII	06/12/2016	245,290	71,876	—
Series XIII	08/13/2016	271,718	78,853	—
Series XIV	10/04/2016	266,322	65,351	—
Total			292,150	—

Financial Trust Cordial Microfinanzas 1

Assets in trust: Loans granted to micro entrepreneurs

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Securities issued and final maturity		Holdings Book Value
Series 1	05/06/2016	70,000	VDF TV A VN$ 49,000	CP VN$ 21,000	CP —

At the date of signature of these Financial Statements this Trust is liquidated.

13.	MUTUAL FUNDS

As of December 31, 2016 and 2015, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned.

Mutual Fund	Assets under management		Net Worth		Number of shares
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Premier Renta C.P. Pesos	1,419,212	1,592,916	1,417,419	1,589,633	274,406,695	367,556,277
Premier Renta Plus en Pesos	1,952,173	59,696	1,940,593	59,417	396,802,512	16,572,605
Premier Renta Fija Ahorro	3,887,918	2,345,552	3,875,616	2,305,004	269,631,898	213,621,413
Premier Renta Fija Crecimiento	527,991	410,190	526,249	408,413	69,664,347	73,517,556
Premier Renta Variable	113,525	120,431	102,116	119,563	10,145,371	15,478,534
Premier FCI Abierto Pymes	503,721	548,163	479,023	546,437	182,714,748	249,064,659
Premier Commodities Agrarios	6,126	1,398	5,740	1,384	2,249,465	824,441
Premier Capital	98,748	297,671	98,216	292,776	46,218,442	178,863,772
Premier Inversion	997,897	—	996,654	—	7,564,905,911	—
Premier Balanceado	167,233	—	166,996	—	163,256,582	—
Premier Renta Mixta en USD	263,014	—	229,522	—	14,172,066	—

The above mutual fund portfolios have been recorded under Control Memorandum Accounts - Others.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

14.	FINANCIAL DEBT, LOANS AND GUARANTEE LINES HELD WITH LOCAL AND INTERNATIONAL ENTITIES

The following is a description of the main financial and guarantee lines as of December 31, 2016:

CORDIAL MICROFINANZAS S.A.

-	Capital Stock Financial Trust (“FONCAP S.A.”)

On October 2, 2012, a new mutual agreement was entered into between FONCAP S.A. and Cordial Microfinanzas S.A., for a total redeemable debt of 2,000 in 10 equal, quarterly and consecutive installments, in pesos, recording the first maturity on July 17, 2014. Badlar is the applicable rate for private banks for 30-to-35-days fixed term deposits plus the 5%. Interests are payable on a monthly basis as from November 12, 2012. At the date of signing these financial statements this debt is completely canceled.

The above loan was renewed by the same capital with maturity in July 2018, earning interest at Badlar rate for private banks for deposits with a fixed term of 30 to 35 days plus 5%. Interest is payable monthly. The amortization is in 8 quarterly installments, the first of which is due in July 2016.

Lastly, by means of an agreement signed on June 5, 2015 with Fis Empresa Social S.A., Cordial Microfinanzas S.A. received the financial liability that said company had entered into with FONCAP.

The following is a detail of the financing received:

			Amortization
Capital	Rate	Interest	%	Amount	Date
4,011,766	BADLAR + 5%	Monthly	25%	2,005,883	February and June 2016
1,500,000	BADLAR + 5%	Monthly	25%	375,000	May 2016
2,000,000	BADLAR + 5%	Monthly	25%	1,000,000	February and August 2016
2,000,000	25%	Biannual	100%	2,000,000	—

In addition, the loan with maturity in July 2015, was renewed until 2018, accruing interests at Badlar rate for time deposits of private banks plus 5%. Interest is paid on a monthly basis and principal is amortized in 8 quarterly installments, with the first one being due in July 2016.

As of December 31, 2016 and 2015, the Group records 6,131 and 10,283, respectively under Other Liabilities for Financial Transactions.

-	Loan received from Oikocredit Ecumenical Development Cooperative Society U.A.

Under the agreement signed with Fis Empresa Social S.A., Cordial Microfinanzas S.A. received the assignment of the debt that Fis Empresa Social S.A. had acquired with Oikocredit Ecumenical Development Cooperative Society U.A. in 2012.

The capital of the assigned bonds amounts to 2,993, which will be canceled in 3 annual installments of 998, the first of which will expire on June 19, 2016. In turn, the debt accrues interest at the BADLAR rate for fixed-term deposits of 30 to 35 days and more than one million pesos provided by private banks, plus an additional 350 basis points. Interest is paid semi-annually on June 19 and December 19 of each year.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Under the agreement signed with Oikocredit Ecumenical Development Cooperative Society U.A. dated December 15, 2016, Cordial Microfinanzas S.A. received a loan of 30,800, which will be canceled in 5 annual installments of 6,160, with the first maturing on June 21, 2018. In turn, the debt accrues interest at the BADLAR rate for fixed-term deposits of 30 to 35 days and more than one million pesos provided by the reporting banks referenced as BADLAR TAN 327, plus an additional 400 basis points. Interest is paid semi-annually on June 21 and December 21 of each year. The funding received is subject to compliance with certain financial covenants, positive and restrictive covenants, as well as certain information requirements. The following are the financial covenants:

Oikocredit Ecumenical Development Cooperative Society U.A.
Debt / Equity Ratio	maximum 7
Portfolio at risk greater than 30 days + refinanced portfolio + penalized portfolio / Gross Portfolio	maximum 12%
Operational sustainability index	minimum 100%
Financial Income / (Financial Cost + Prevision Cost + Operating Expenses)	maximum 30%

At December 31, 2016 and 2015, the Group recorded 32,450 and 6,919, respectively, in the line item Other Liabilities for Financial Transactions. As of December 31, 2016 and as of the date of issuance of these financial statements, the Group is in compliance with all the above mentioned financial commitments.

BANCO SUPERVIELLE S. A.:

-	Inter-American Development Bank (IDB)

In May 2009, Banco Supervielle S.A. entered into agreement within the framework of IDB’s Trade Finance Facilitation Program. Banco Supervielle S.A. the line of credit granted to Banco Supervielle S.A. for USD 15,000,000 (United States dollars fifteen million) under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of December 31, 2016 there were no outstanding balances with hedge from the IDB in the framework of the aforementioned agreement, while as of December 31, 2015, the outstanding balance was USD 4,466,210.

The agreement entered into with the IDB is subject to compliance with certain financial covenants, certain positive and restrictive covenants, certain do and not do obligations and reporting requirements.

As of December 31, 2016 and 2015, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

-	International Financial Corporation (IFC)

In April 2007, the Bank entered into an agreement under the IFC-World Bank Group global financial exchange program whereby the latter entity may issue a guarantee in favor of a correspondent bank, thus hedging the Bank’s payment obligations generated by import or export operations with its customers.

As of December 31, 2016, in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph amounted to USD 12,956,956 (USD twelve million nine hundred ninty six thousand and nine hundred fifty six) and as of December 31, 2015, such operations amounted to USD 1,916,821.57 (USD one million nine hundred sixteen thousand and eight hundred twenty one with fifty seven cents).

31

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

The agreement signed with the IFC is subject to compliance with certain covenants, the regular remittance of information and certain financial ratios regarding creditworthiness, credit risk, immobilization of assets, exposure to foreign currency and interest rate risk.

As of December 31, 2016 and 2015, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

CORDIAL COMPAÑIA FINANCIERA S.A.:

-	Syndicated Loans:

On June 22, 2015, Cordial Compañía Financiera S.A. entered into the so-called “Sindicado IV” loan with the following banks for 110,000, which accrues floating interests at Badlar private corrected rate plus 550 basic points. The loan will be in force until December 22, 2016, and principal will be amortized in 12 monthly installments with a 6-month grace period. Interest was paid on a quarterly basis. The loan was managed by Banco de Servicios y Transacciones S.A.

Bank	Proportional Participation
Banco de Servicios y Transacciones S.A.	22,500
Banco Ciudad de Buenos Aires	30,000
BACS Banco de Crédito y Securitización S.A.	20,000
Banco Mariva S.A.	15,000
Banco Industrial S.A.	10,000
Banco Saenz S.A.	7,500
Banco Meridian S.A.	5,000

As of May 18, 2016, Cordial Compañía Financiera entered into a loan facility agreement named “Sindicado V” with the following banks for 355,000, which accrues floating interests at Badlar private corrected rate plus 550 bps. The loan will be in force until December 22, 2017, and principal will be amortized in 5 quarterly installments with a 6-month grace period. Interest is paid on a monthly basis. The loan was managed by Banco Santander Río S.A.

Bank	Proportional Participation
Banco Santander Río S.A.	100,000
Banco de la Pampa S.E.M.	15,000
Banco de la Provincia de Córdoba S.A.	30,000
Banco Hipotecario S.A.	60,000
BACS Banco de Crédito y Securitización S.A.	30,000
Banco de San Juan S.A.	20,000
Banco Macro S.A.	100,000

32

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

15.	DERIVATIVES

As of December 31, 2016 and 2015, the following operations related to derivative financial instruments were in effect:

a)	Futures and forwards, without delivery of underlying assets:

Futures with underlying: Foreign Currency

Futures with underlying foreign currency: Include forward foreign currency index negotiation operations without delivery of underlying assets, carried out in the Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX). The general settlements of these operations are made effective on a daily basis, in pesos, on the difference between the applied closing price of the underlying asset and the same price of the previous day (or agreed upon price), expensing the difference against each year results.

Contract maturity	Type of contract	Amount USD	Total local currency
01/31/2017	Purchase	2,600,000	42,275
03/31/2017	Purchase	10,000,000	170,600
04/28/2017	Purchase	300,000	5,168
06/30/2017	Purchase	4,500,000	80,360
09/29/2017	Purchase	8,000,000	149,720
Total as of December 31, 2016		25,400,000	448,123
Total as of December 31, 2015		85,500,000	1,181,881

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2016	Sale	7,000,000	113,652
11/30/2016	Sale	10,000,000	170,600
Total as of December 31, 2016		17,000,000	284,252
Total as of December 31, 2015		64,670,000	890,079

Contract maturity	Type of contract	Amount in Gold (ounces)	Total local currency
01/31/2017	Sale	360	6,587
Total as of December 31, 2016		360	6,587
Total as of December 31, 2015		—	—

Forwards with underlying: Gold

Include foreign currency and gold purchase and sale operations carried out with customers and financial entities abroad without delivery of underlying assets. The settlement of these operations is made effective upon operation maturity, on the difference between the agreed upon price of the underlying assets and the price of said assets on the contract maturity date, expensing the difference against year results.

Contract maturity	Type of contract	Amount USD	Total local currency
02/28/2017	Purchase	6,000	100
Total as of December 31, 2016		6,000	100
Total as of December 31, 2015		—	—

33

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Contract maturity	Type of contract	Amount USD	Total local currency
01/31/2017	Sale	1,000,000	16,260
Total as of December 31, 2016		1,000,000	16,260
Total as of December 31, 2015		13,170,000	178,604

Contract maturity	Type of contract	Amount Euros	Total local currency
01/31/2017	Sale	1,500,000	25,709
Total as of December 31, 2016		1,500,000	25,709
Total as of December 31, 2015		—	—

Contract maturity	Type of contract	Amount in Gold (Ounces)	Total local currency
—	—	—	—
Total as of December 31, 2016		—	—
Total as of December 31, 2015		1,200	16,566

Balances representing these items are recorded under “Memorandum Accounts – Debit - Derivatives – Notional value of forward operations without delivery of the underlying asset”, for purchase contracts, and in “Memorandum Accounts – Credit – Derivatives – Notional value of forward operations without delivery of the underlying asset”, for sale contracts-.

The result produced in years ended on December 31, 2016 and 2015 from transactions involving this type of instruments amounts to loss 39,016 and gain 228,050 respectively.

The objective pursued by the transaction involving futures in foreign currency is to mitigate variations in profitability from the exposure of assets and liabilities in foreign currency and to hedge part of the Bank’s net worth in foreign currency. The hedge is effective whenever the maturity of the future is similar in assets and liabilities to be protected. Thus, the aim is to hedge the foreign exchange risk in the current value of assets and liabilities denominated in foreign currency.

b) Options:

1-Call options:

1.1.	Of shares:

As of December 31, 2016 and 2015 there were no balances from purchase options of shares.

While there were no gains or losses involving this type of instrument during the fiscal year ended December 31, 2016, the same period of 2015 showed gains for the amount of 483.

c) Reverse repurchase agreements and repurchase agreements:

As of December 31, 2016 and 2015, no balances for reverse operations were recorded.

The gain from reverse repo transactions in the fiscal year ended on December 31, 2016 and 2015 amounts to 13,556 and 5,391, while the loss from repo transactions amounts to 94,143 and 38,084, respectively.

34

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

16.	STATEMENT OF CASH FLOWS

The Statement of Cash Flows as of December 31, 2016 and 2015 explains variations in cash and cash equivalents. To that end, it was considered the total balance of the caption Cash and Due from Banks plus Government Securities (listed securities issued by the Argentine Central Bank and repo transactions and other listed Government Securities issued by the National Government, which are also assigned to repo transactions) and Other receivables from financial transactions (Mutual funds and Time deposits with maturity of at least 90 days), as detailed in the following table:

Item	12/31/2016	12/31/2015
Cash and Due from Banks	8,166,132	6,808,591
Listed securities issued by the Argentine Central Bank for the Bank’s own portfolio for short-term reverse repo transactions	336,785	645,218
Listed corporate securities for short-term reverse repo transactions	—	—
Mutual Funds	1,185,637	162,693
Cash and cash equivalents	9,688,554	7,616,502

Securities issued by the Argentine Central Bank (Listed securities issued by the Argentine Central Bank short-term repo transactions) and Listed Government Securities for reverse repo transactions are held to meet short-term commitments and, from the point of view of their realization, they meet the requirements established by Argentine Central Bank regulations as they are easily convertible into cash since they have market price and volatility ratios published.

Reconciliation between Balance Sheet balances and items considered as Cash and Cash Equivalents:

Items	12/31/2016	12/31/2015
Cash and Due from Banks
- As per Balance Sheet	8,166,132	6.808.591
- As per Statement of Cash Flows	8,166,132	6.808.591
Government and Corporate Securities
a) Securities issued by the Argentine Central Bank
- As per Balance Sheet	1,414,053	691.246
Listed securities issued by the Argentine Central Bank and repo transactions	(1,077,268)	(46.028)
- As per Statement of Cash Flows	336,785	645.218
b) Holding of trading securities
- As per Balance Sheet	125,243	229.627
- Government securities not considered as cash or equivalents	(125,243)	(229.627)
- As per Statement of Cash Flows	—	—
Other Receivables from Financial Transactions
a) Mutual Fund Investment
As per Balance Sheet – Others not included in Debtors’ classification regulations	1,928,212	1.543.389
Other Assets	(742,575)	(1.380.696)
As per Statement of Cash Flow	1,185,637	162.693
b) Time deposits
As per Balance Sheet – Others not included in Debtors’ classification regulations	—	423.640
Time deposits non considered as cash or equivalents	—	(423.640)
As per Statement of Cash Flow	—	—

35

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

17.	CAPITAL MARKETS LAW

On December 27, 2012, Capital Markets Law N ° 26,831, established an integral reform to the public offering regime, set by Law N° 17,811. Among other issues, this law, related to the activity of the Company, includes the extension of the National State’s regulatory powers within public offering, through the National Securities Commission, concentrating in this entity, authorization, supervision and auditing powers, disciplinary and regulating powers regarding all capital market players; and the removal of the obligation of being a market shareholder to operate as an intermediary agent in such market, allowing other players, and assigning the National Securities Commission to authorize, register and regulate the different agent categories.

On August 1, 2013, the official bulletin released Decree 1023/2013, which partially regulated the Capital Market Law and on September 9, 2013, the Official Bulletin released General Resolution N°622 issued by the National Securities Commission, passing the relevant ruling.

Said ruling implements an acting agent register in the capital market. Pursuant to said ruling, in order to participate in the regulated activities, it is necessary to be registered as agent before or on June 30, 2014.

Up to the date of these financial statements Banco Supervielle S.A. has obtained the relevant license number to act as Compensation and Settlement Agent and Integral Negotiation Agent.

18.	CREDIT LINE FOR PRODUCTIVE INVESTMENT

As from 2012, the Argentine Central Bank determined that certain financial entities shall allocate a minimum amount in the financing of investment projects oriented to the acquisition of assets and/or the construction of the necessary facilities for the production of goods and/or services and the marketing of goods and the financing of working capital related to MiPyMEs (small and medium size firms) investment projects and/or against the discount of deferred payment checks on MiPyMEs, among other purposes set forth in the Argentine Central Bank’s regulation.

On December 31, 2015 and enforceable as from January 4, 2016, the Argentine Central Bank passed Communication “A” 5874, which sets new regulations on “Financing Line for financial production and inclusion” (thus redefining its name) and “Non-financial public sector financing”. The following are some of the main changes regarding such regulation: a) the amount assigned to financing was increased to 14% of the non-financial private sector deposits in pesos, calculated over the monthly average of November-2015 daily balances, b) the type of assets to be financed was widened and c) the maximum interest rate applicable to such lines was increased.

As of the date of these financial statements Banco Supervielle S.A. has complied with the granting and imbursement of the second tier of the required amount for the year 2015 and with the first tranche of the 2016 requirement which was due on June 30, 2016.

For the second half of 2016, as prescribed by Central Bank’s Communication “A” 5975, financial institutions must record an outstanding amount of these type of loans equivalent to 15.5% of its non financial private sector peso denominated deposits, calculated on a daily average for the month of May 2016.

As of October 21, 2016, the Argentine Central Bank passed Communication “A” 6084, which sets normative changes from November 1, 2016, reducing the customer rate from 22% to 17%, reducing the mandatory term of financing to 12 months minimum, among others.

Besides this Communication provided continuity for the Financing Line for the first half of 2017, setting as a new quota of the period equivalent to 18% of the deposits in pesos of the non-financial private sector, calculated on the basis of the monthly average daily balances of November 2016.

36

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

19.	PROTECTION TO USERS OF FINANCIAL SERVICES (Communications “A” 5460, 5590, 5591, 5592, 5853, 5927 and 5928)

On July 19, 2013, the Argentine Central Bank issued communication “A” 5460, which became effective on September 30, 2013, and by means of which financial entities are urged to apply their customer charges and commissions that account for a real, direct, provable and economically and technically grounded cost.

On June 10, 2014, the Argentine Central Bank issued Communication “A” 5590 addressing “Interest Rates in Credit Operations”, which regulated all financing services in pesos except from checking account advance payments, credit card financings and mortgage loans.

Pursuant to communication “A” 5853, issued on December 17, 2015 by the Argentine Central Bank, compensating interest rates shall be set up freely among financial entities and their clients, taking into account – when applicable – provisions set by specific regimens.

As of March 21, 2016 the Argentine Central Bank issued Communications “A” 5927 and 5928 which established starting April 1, 2016, that all savings accounts will be free of charge, including the use of debit cards and transfers made by individuals through ATMs or internet banking. Moreover, pursuant to Communication “A” 5928, financial institutions will be able to increase its fees for up to 20% between January 1, 2016 and September 1, 2016, and with no limitations for paid services and products after that date, always giving a 60-day prior notice.

20.	RULING N° 629 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the fiscal years 2012, 2013, 2014, 2015 and 2016, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters. Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,5, Bosques, Partido de Florencio Varela, Buenos Aires Province.

21.	POLICY OF RISK MANAGEMENT

Risk management is a discipline of fundamental importance for financial institutions. Grupo Supervielle S.A. promotes a solid and efficient organization in risk management, adequate framework to optimize the use of capital and identify good opportunities in the businesses, operational markets and geographic areas, addressed to the best risk-benefit ratio for the Shareholders. The risk management framework is transmitted throughout the organization and strives to balance a robust risk culture and to be an innovative entity focused on the client, recognized for its agile, simple and cordial way of operating.

The Board of Directors of Grupo Supervielle S.A. understands as a key part of its Corporate Governance structures, the guidelines and criteria for the integral management of risks to which its companies are exposed both individually and consolidated. The risks to which the Company and its subsidiaries are exposed are typical of financial activity such as credit risk, market risk, interest rate risk, liquidity risk, operational risk, reputation and Strategic to which is added the risk of securitization given the leadership role in the matter that Grupo Supervielle has.

In addition, and within this framework, the subsidiaries Banco Supervielle S.A. and Cordial Compañía Financiera S.A. follow the guidelines established by the Central Bank of Argentina for comprehensive risk management and corporate governance.

37

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

22.	SUBSEQUENT EVENTS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

As of the date of these financial statements, Banco Supervielle S.A. does not have any further information. The Bank will analyze the courses of action available as well as the effects of this unilateral action of the provincial government, although it believes that the economic, financial or patrimonial situation will not be materially affected.

GRUPO SUPERVIELLE S.A.

SCHEDULE I
(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

NAME	12/31/2016		12/31/2015
	CODE	AMOUNT	AMOUNT

HOLDINGS OF TRADING SECURITIES
- Argentine
Argentine Sovereign Bonds U$S 1.75% BONAD 2017	05464	—	19,594
Argentine Sovereign Bonds Badlar 300 BONAR 2017	05467	3,270	6,150
Argentine Sovereign Bonds U$S 7% Vto.2017 BONAR X	05436	20	54,025
Argentine Sovereign Bonds U$S 0,75% BONAD 09-2017	05465	25,137	—
Argentine Sovereign Bonds U$S 2,4% BONAD 2018	05462	42,815	79,203
Argentine Sovereign Bonds Badlar +275 Vto.2018	05475	20,511	—
Argentine Sovereign Bonds AR$ Vto.11/03/19	05454	33,161	—
Argentine Sovereign Bonds U$S 8% BONAR 2020	05468	14	—
Discount Bonds U$S Step Up Vto.2033	40791	155	—
National Treasure Bonds Vto 30/09/2016 BONAC	05313	—	6,345
National Treasure Bonds Vto 09/05/2016 BONAC	05314	—	10,145
Discount Titles AR$	45696	158	—
PAR Titles in USD Argentina Law	45699	2	—
Others		—	54,165
Total holdings of trading securities		125,243	229,627

AMORTIZED COST SECURITIES
- Argentine
Letra del Tesoro U$S Vto. 20/03/2017	05199	818,853	—
Total amortized cost securities		818,853	—

SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Central Bank Bills – at fair value	Several	336,785	645,218
Central Bank Bills – at amortized cost	Several	1,077,268	46,028
Total Securities Issued by the Argentine Central Bank		1,414,053	691,246

INVESTMENTS IN LISTED CORPORATE SECURITIES
- Domestic	Several	1,895	11,008
Total Investments In Listed Corporate Securities		1,895	11,008
TOTAL GOVERNMENT AND CORPORATE SECURITIES		2,360,044	931,881

GRUPO SUPERVIELLE S.A.

SCHEDULE II

(Consolidated)

UNLISTED EQUITY INVESTMENTS

As of December 31, 2016 and 2015

(Expressed in thousands pesos)

Name	Shares and Units Class	F,V per unit	Votes per share	Number	12/31/2016	12/31/2015	Main Activity	Year closing date	Capital	Shareholders’ equity	Net income (loss) for the year

Mercado Abierto Electrónico SA (1)	Ord,	1,200	1	2	61	61	OTHER SERVICES	12/31/2015	242	85,710	48,325
SEDESA (1) (2)	Ord,	1	1	38,660	39	36	OTHER SERVICES	12/31/2015	1,000	41,747	13,808
Argencontrol S.A. (1)	Ord,	1	1	20,000	25	25	OTHER SERVICES	12/31/2014	700	2,280	645
Compensadora Electrónica S.A. (1)	Ord,	1	1	21,742	54	33	OTHER SERVICES	12/31/2015	1,000	15,726	11,852
Provincanje S.A. (1)	Ord,	1	1	600,000	684	684	OTHER SERVICES	12/31/2015	7,200	6,047	234
Mendoza Fiduciaria S.A. (1)	Ord,	1,000	1	40	40	40	OTHER SERVICES	09/30/2015	4,000	7,296	(209)
Cuyo Aval S.G.R(1)	Ord,	100	1	100	10	10	OTHER SERVICES	12/31/2015	758	138,451	1,513
Viñas del Monte S.A.	Ord,	10	1	1	2,731	7,670	AGRICULTURAL CROPS	12/31/2014	12	1,808	(2,160)
San Luis Trading S.A. (1)	Ord,	1,000	5	25	51	51	OTHER SERVICES	12/31/2008	675	839	14
SWIFT(1)	Ord,	126	1	9	1	1	COMMUNICATIONS	12/31/2005	50,367	808,393	27,982
Infocred Argentina S.A.	Ord,	1	1	2,127	36	36	OTHER SERVICES	12/31/2011	22,798	6	(31)
Less: Allowances					(231)	(173)
Total					3,501	8,474

(1)Shares do not exceed the 5% of issuing companies’ capital stock, 2) The issuer’s initial capital stock amounts to $1,000,000, 3) No shares are recorded in Garantizar SGR, Campo Aval SGR, Los Grobo SGR, Vínculos SGR, Afianzar SGR. Garantía de Valores SGR, Americana de Valores SGR, Acindar Pymes SGR and AFFIDAVIT SGR because as a whole do not exceed $1.

GRUPO SUPERVIELLE S.A.

SCHEDULE III

(Consolidated)

INTANGIBLE ASSETS

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Item	Value at the beginning of fiscal year	Increases	Transfers	Withdrawals	Amortization of the year	Residual Value at 12/31/2016	Residual Value at 12/31/2015

Other intangibles	211,196	100,869	55,376	(2,170)	(111,284)	253,987	211,196

Goodwill	40,760	10	—	—	(9,295)	31,475	40,760

TOTAL	251,956	100,879	55,376	(2,170)	(120,579)	285,462	251,956

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

(Consolidated)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

CAPTIONS	12/31/2016				12/31/2015
	Total	Euro	Dollar	Others	Total
ASSETS
Cash and Due from Banks	3,736,333	124,306	3,539,777	72,250	1,775,819
Government and corporate securities	886,997	—	886,997	—	205,953
Loans	5,539,631	1,264	5,538,332	35	749,471
Other receivables from financial transactions	158,894	392	158,498	4	29,602
Receivables from financial leases	50,023	—	50,023	—	—
Unlisted equity investments	1	1	—	—	1
Miscellaneous receivables	125,785	28	125,757	—	98,767
Unallocated items	3,597	10	3,587	—	13,350
TOTAL	10,501,261	126,001	10,302,971	72,289	2,872,963

LIABILITIES
Deposits	7,402,682	104,060	7,298,622	—	1,330,637
Other liabilities from financial transactions	1,180,392	28,303	1,150,911	1,178	407,938
Miscellaneous liabilities	35,313	—	35,313	—	35
Subordinated Loan and negotiable obligations	1,378,757	—	1,378,757	—	1,125,853
Unallocated items	12,134	—	12,134	—	1,012
TOTAL	10,009,278	132,363	9,875,737	1,178	2,865,475

MEMORANDUM ACCOUNTS
DEBIT (except from Contra Items)
Contingent	2,309,004	33,961	2,275,043	—	730,700
Control	5,688,475	21,876	5,640,792	25,807	902,524
Derivatives	—	—	—	—	155,760
CREDIT (except from Contra Items)
Contingent	197,267	15,311	151,444	30,512	154,041
Derivatives	6,587	—	6,587	—	16,566
TOTAL	8,201,333	71,148	8,073,866	56,319	1,959,591

GRUPO SUPERVIELLE S.A.

SCHEDULE V

(Consolidated)

PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Item	12/31/2016							12/31/2015
	Residual value at the beginning of fiscal year	Additions	Transfers	Withdrawals	Depreciations of the year		Residual value at fiscal year closing	Residual value at fiscal year closing
					Assigned useful life years	Amount
PREMISES AND EQUIPMENT
Real State	25,803	340,739	5,842	(1,290)	50	(2,694)	368,400	25,803
Furniture and fittings	55,220	14,166	3,942	(15)	10	(12,638)	60,675	55,220
Machinery and equipment	97,624	136,512	352	(4,891)	5	(60,569)	169,028	97,624
Vehicles	14,508	15,805	—	(1,534)	5	(5,641)	23,138	14,508
Vehicles acquired through financial lease	319	31	—	—	—	(16)	334	319
TOTAL	193,474	507,253	10,136	(7,730)		(81,558)	621,575	193,474

MISCELLANEOUS ASSETS
Construction in progress	41,822	38,923	(58,193)	(285)	—	—	22,267	41,822
Advances for purchase	2,970	10,668	(1,183)	(12,206)	—	—	249	2,970
Works of Art	2,486	969	—	—	—	—	3,455	2,486
Assets taken as guarantee for loans	337	—	—	—	—	(6)	331	337
Stationery and other supplies	11,864	31,402	—	(22,817)	—	—	20,449	11,864
Other Miscellaneous Assets	456,191	407,143	(6,138)	(470,712)	—	(7,734)	378,750	456,191
TOTAL	515,670	489,105	(65,514)	(506,020)		(7,740)	425,501	515,670

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
COMMERCIAL PORTFOLIO

Normal situation	18,876,265	8,562,308
-With “A” Preferred Collateral and Counter-guarantees	552,267	311,791
-With “B” Preferred Collateral and Counter-guarantees	2,870,254	1,417,847
- Without Preferred Collateral nor Counter-guarantees	15,453,744	6,832,670

Subject to special monitoring	9,879	59,495
- Under Observation	9,879	58,010
-With “A” Preferred Collateral and Counter-guarantees	—	354
-With “B” Preferred Collateral and Counter-guarantees	4,354	15,517
- Without Preferred Collateral nor Counter-guarantees	5,525	42,139

- In negotiation or subject to refinancing	—	1,485
-With “A” Preferred Collateral and Counter-guarantees	—	125
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	—	1,360

With problems	7,857	504
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	1,048	35
- Without Preferred Collateral nor Counter-guarantees	6,809	469

High risk of insolvency	33,437	51,864
-With “A” Preferred Collateral and Counter-guarantees	2	602
-With “B” Preferred Collateral and Counter-guarantees	17,545	5,959
- Without Preferred Collateral nor Counter-guarantees	15,890	45,303

Uncollectible	358	12,534
-With “A” Preferred Collateral and Counter-guarantees	—	111
-With “B” Preferred Collateral and Counter-guarantees	—	1,615
- Without Preferred Collateral nor Counter-guarantees	358	10,808

Uncollectible classified as such under regulatory requirements	—	—
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	—	—

TOTAL COMMERCIAL PORTFOLIO	18,927,976	8,686,705

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
CONSUMER AND HOUSING PORTFOLIO

Normal situation	17,340,955	12,524,379
-With “A” Preferred Collateral and Counter-guarantees	87,572	66,695
-With “B” Preferred Collateral and Counter-guarantees	320,440	264,602
- Without Preferred Collateral nor Counter-guarantees	16,932,943	12,193,082

Low Risk	755,035	435,644
-With “A” Preferred Collateral and Counter-guarantees	2,675	1,437
-With “B” Preferred Collateral and Counter-guarantees	14,355	8,416
- Without Preferred Collateral nor Counter-guarantees	738,005	425,791

Medium Risk	508,868	271,746
-With “A” Preferred Collateral and Counter-guarantees	378	473
-With “B” Preferred Collateral and Counter-guarantees	5,620	3,032
- Without Preferred Collateral nor Counter-guarantees	502,870	268,241

High Risk	484,822	331,674
-With “A” Preferred Collateral and Counter-guarantees	—	667
-With “B” Preferred Collateral and Counter-guarantees	2,059	3,943
- Without Preferred Collateral nor Counter-guarantees	482,763	327,064

Uncollectible	19,770	43,563
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	30	1,292
- Without Preferred Collateral nor Counter-guarantees	19,740	42,271

Uncollectible classified as such under regulatory requirements	804	302
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	804	302

TOTAL CONSUMER AND HOUSING PORTFOLIO	19,110,254	13,607,308

TOTAL GENERAL	38,038,050	22,294,013

Schudule VI includes the classification of loans, other receivables from financial transactions included in the debtor classification regulations and receivables from financial leases, before the deduction for allowance for loan losses, using the classification system of the Argentine Central Bank in effect at year-end. Guarantees granted are not included in this schedule.

Parent Company Financial Statements

For the financial year ended

December 31, 2016, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Balance Sheet

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3.1)	4,050	3,485
Short-term investments (Schedule I)	830,955	43,720
Other receivables (Notes 3.2 y 4)	13,147	35,965
TOTAL CURRENT ASSETS	848,152	83,170

NON-CURRENT ASSETS
Tax credits (Notes 3.2 y 4)	11,133	1,637
Other receivables (Notes 3.3 y 4)	4,630	1,211
Long-term investments (Schedule I)	6,234,535	2,917,654
Premises and equipment, net (Schedule II)	—	—
TOTAL NON-CURRENT ASSETS	6,250,298	2,920,502
TOTAL ASSETS	7,098,450	3,003,672

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Notes 3.4 and 4)	671	1,002
Financial indebtedness (Notes 3.5 and 4)	137,833	473,067
Taxes payables (Notes 3.6 and 4)	2,802	2,448
Other accounts payable (Notes 3.7 and 4)	2,723	1,402
TOTAL CURRENT LIABILITIES	144,029	477,919

NON CURRENT LIABILITIES
Financial indebtedness (Notes 3.5 and 4)	22,870	152,043
TOTAL NON-CURRENT LIABILITIES	22,870	152,043
TOTAL LIABILITIES	166,899	629,962
SHAREHOLDERS’ EQUITY	6,931,551	2,373,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,098,450	3,003,672

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Memorandum Accounts

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
Granted guarantees	2,500	2,510
Foreign currency forward contracts (Note 11)	—	155,760
Guarantees received from directors	60	60

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Income Statement

For the financial year ended December 31, 2016 and 2015

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
Equity in earnings of controlled companies	1,285,428	788.490
Administrative expenses (Note 6 and Schedule IV)	(63,914)	(26.253)
Other income, net (Note 3.9)	31,086	18.405
Financial results, net (Note 3.8)
- Generated by assets	188,345	49.176
- Generated by liabilities	(129,641)	(155.709)
Income before income tax	1,311,304	674.109
Income tax (Note 8)	—	—
NET INCOME FOR THE YEAR	1,311,304	674.109

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Statement of Changes in Shareholders’ Equity

For the financial year ended December 31, 2016 and 2015

(Expressed in thousand of pesos)

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2014	124,485	91,543	216,028	24,897	1,103,141	362,920	1,706,986
Profit distribution as approved by general shareholders’ meeting dated April 30, 2015:
- Optional reserve					355,535	(355,535)	—
- Dividends paid						(7,385)	(7,385)
- Capital increase	124,485		124,485		(124,485)	—	—
Net income for the year						674,109	674,109
Balances as of December 31, 2015	248,970	91,543	340,513	24,897	1,334,191	674,109	2,373,710

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2015	248,970	91,543	340,513	24,897	1,334,191	674,109	2,373,710
Profit distribution as approved by general shareholders’ meeting dated April 19, 2016:
- Legal reserve				24,897		(24,897)	—
- Optional reserve					624,050	(624,050)	—
- Dividends paid						(25,162)	(25,162)
Capital increase	114,807	3,156,892	3,271,699				3,271,699
Net income for the year						1,311,304	1,311,304
Balances as of December 31, 2016	363,777	3,248,435	3,612,212	49,794	1,958,241	1,311,304	6,931,551

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Statement of Cash Flow (Note 12)

For the financial year ended on December 31, 2016 and 2015

(Expressed in thousand of pesos)

	12/31/2016	12/31/2015
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year	22,042	1.657
Cash and cash equivalents at the end of the year (Note 12)	835,005	22.042
Net increase in cash and its equivalents	812,963	20.385

Cash flow from operating activities
Operating expenses paid	(65,569)	(28.717)
Dividends received	187,359	33.600
Other operating income received / (expenses paid)	71,046	(21.343)
Net cash provided by / (used in) operating activities	192,836	(16.460)
Cash flow from investing activities
Net collections related to premises and equipment	—	190
Proceeds from sales of subsidiaries	1,203	2.851
Investments in subsidiaries	(2,248,250)	(28.355)
Net cash used in investing activities	(2,247,047)	(25.314)
Cash flow from financing activities
Net cash (used in) / provided by loans and negotiable obligation	(594,048)	54.256
Capital increase	3,301,137	—
Dividends paid	(25,162)	(7.385)
Net cash provided by financing activities	2,681,927	46.871
Net financial income from holdings of cash and cash equivalents	185,247	15.288
Net increase in cash and its equivalents	812,963	20.385

The accompanying Notes and Schedules are an integral part of these financial statements.

51

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1.	Preparation of Financial Statements

These financial statements are expressed in Argentine pesos, and have been prepared in accordance with disclosure and valuation accounting standards set by Technical Pronouncements issued by the Argentine Federation of Economy Sciences Professional Councils, passed by the Economy Sciences Professional Council of the Autonomous City of Buenos Aires, in line with provisions set forth by the National Securities Commission, Title IV, Chapter I, Section I, Article 2, on accounting standards applied by Banco Supervielle S.A’s and Cordial Compañía Financiera S.A.’s subsidiaries.

1.2.	Recognition of the effects of inflation

The Group’s financial statements recorded changes in its currency purchasing power as of August 31, 1995. As from such date and until December 31, 2001, the inflation adjustment of financial statements was interrupted as a result of a currency stability period. From January 1, 2002 to March 1, 2003, inflation effects were recorded once again as a result of a new inflation period, having interrupted the inflation adjustment as from said date, pursuant to Decree N° 664/03 issued by the National Executive Power (NEP) and valid professional accounting standards applicable in such moment.

Argentine professional accounting standards establish that financial statements shall be drawn up including changes in the currency purchasing power pursuant to Technical Pronouncements (T.P.) N° 6 y N° 17, with amendments included by T.P. N° 39 and Interpretation N° 8, standards issued by the Argentine Economy Sciences Professional Council. Pursuant to such standards, the application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%, to which ends, the Internal Whole Sale Price Index released by the National Statistics and Census Institute shall be considered. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.

As of December 31, 2016, its not possible to determine the compounded rate of inflation for the three year period ended on such date, based on official statistics from the Statistics and Census National Institute (“INDEC”), because between October 2015 and January 2016, this agency discontinued the Internal Wholesale Price Index publication.

On January 8, 2016, Executive Branch issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As of balance sheet date, management evaluated that within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to Financial Statements.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

52

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

1.3.	Comparative information

Balances as of December 31, 2015, disclosed in these financial statements to comparative purposes result from financial statements as of such dates.

1.4.	Use of estimates

The preparation of financial statements as of certain date requires the Group’s Management to carry out estimates and evaluations that affect the amount of recorded assets and liabilities and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded in the fiscal year. The Group’s management prepares estimates that enable it to calculate at a certain moment, for example, provisions for uncollectable debtors, recoverable value of assets, income tax burden and contingency provisions. Real future results might differ from estimates and evaluations carried out at the date of preparation of these financial statements.

2.	MAIN VALUATION CRITERIA

2.1.	Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each fiscal year, which were expensed against income for each fiscal year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

The receivable originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2.	Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each fiscal year/period, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period.

2.3.	Investments

Short-term investments

Argentine Government Securities: As of December 31, 2016 the Group did not record any holding. As of December 31, 2015, investments have been valued at market value as at the last business day of the fiscal year.

Mutual Fund Investments: As of December 31, 2016 and 2015 such investments were valued at the unit price in force on the last business day of the year.

Long-term investments

As of December 31 2016 and 2015, shares in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. have been valued applying the equity method over financial statements on such dates. These financial statements have been drawn up pursuant to accounting standards set by the Argentine Central Bank, which differ from professional accounting standards in certain respects mentioned in Note 4 on the consolidated financial statements.

53

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Supervielle Seguros S.A’s financial statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in fiscal year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. as of December 31, 2016 and 2015 have been valued applying the equity method over financial statements over the same period regarding Grupo Supervielle S.A.’s financial statements.

As of December 31, 2016 and 2015, shares in Sofital S.A.F. e I.I., Cordial Microfinanzas S.A, Supervielle Asset Management S.A. Sociedad Gerente de F.C.I, Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. have been valued applying the equity method over financial statements on such dates (See Note 6).

Financial statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I., Cordial Microfinanzas S.A., Supervielle Asset Management S.A.S.G.F.C.I, Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements.

2.4.	Intangible Assets

Goodwill:

As of December 31, 2016 and 2015 goodwill has been valued at cost. Goodwill is amortized by applying a straight-line method, as from its inclusion in the Group’s Shareholders’’ equity according to its assigned useful life.

This item includes the excess of the acquisition cost over the value assigned to the 5% of shares in Cordial Compañía Financiera S.A. and the 95% of shares in Supervielle Seguros S.A.

2.5.	Premises and equipment

As of December 31, 2016 and 2015, fixed assets were fully depreciated.

2.6.	Other receivables and liabilities

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each fiscal year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

2.7.	Shareholders’ equity

Accounts included in this item are re-expressed in a uniform currency, pursuant to specifications set forth in Note 1.2, except from “Capital Stock”, which has been kept at its nominal value. The adjustment resulting from such re-expression was capitalized on June 8, 2009.

The paid-in capital increase is net of expenses related to the Company’s initial public offering.

2.8.	Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined – as from their inclusion date – following the proportional net worth value method applied on the issuers’ last financial statements as of period closing.

54

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

2.9.	Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

3.	BREAKDOWN OF MAIN ITEMS OF BALANCE SHEET AND INCOME STATEMENT

	12/31/2016	12/31/2015
3.1 Cash and due from banks:
Petty cash	3	2
Banco Supervielle S.A. current account in pesos	547	3,314
Banco Galicia S.A. current account in pesos	1	1
Banco de Servicios y Transacciones S.A. current account in pesos	12	21
Banco Comafi S.A. current account in pesos	2	—
Banco Meridian	—	3
Banco Itaú	2	3
Exprinter International Bank (Schedule III)	76	129
JP Morgan Chase Bank (Schedule III)	3,407	12
	4,050	3,485

3.2 Tax credits:
Non-current:
Income Tax Withholdings	9,588	1,634
Income Tax credit balance	1,545	3
Minimum Presumed Income Tax	2,869	1,705
Law 25.413- Banking transfers tax	9,941	3,652
Less: allowances	(12,810)	(5,357)
	11,133	1,637

3.3 Other receivables:
Current:
Service Debtors	9,705	535
Receivable from the sale of stock	667	1,057
Receivable amounts from forward operations in foreign currency	—	34,175
Insurance prepaid	2,525	—
Providers advances	1	—
Payroll advances	249	198
	13,147	35,965

Non-Current:
Receivable from the sale of stock	1,053	1,211
Insurance prepaid	3,577	—
	4,630	1,211

3.4 Trade accounts payable:
Current:
Providers	671	390
Provision for negotiable obligation issuance expenses	—	612
	671	1,002
3.5 Financial indebtedness:
Current:
Negotiable Obligations	137,833	473,067
	137,833	473,067

55

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

	12/31/2016	12/31/2015
Non-Current:
Negotiable Obligations	22,870	152,043
	22,870	152,043

3.6 Taxes payable:
Current:
Payable VAT	2,295	255
Payable Turnover Tax	392	2,078
Payable Income Tax Withholding	115	115
	2,802	2,448

3.7 Other accounts payable:
Current:
Payable salaries and bonuses	2,723	1,402
	2,723	1,402

	12/31/2016	12/31/2015
3.8 Financial results
Generated by assets
Exchange rate difference	31,255	47
Results from mutual fund holding	153,992	15,241
Results from Government Securities holding	23	(444)
Financial results from the sale of stock	655	1,089
Results from forward operations in foreign currency (Note 11)	2,420	33,243
	188,345	49,176

Generated by liabilities
Exchange rate difference	(52)	(13)
Financial debt interest	(122,429)	(153,953)
Argentine financial institutions’ financing interest	(7,160)	(1,743)
	(129,641)	(155,709)
3.9 Other income and expenses
Subsidiaries’ advisory fees (Note 10)	40,228	23,766
Royalties charged on subsidiaries (Note 10)	4,112	3,290
Third parties’ advisory fees (Note 10)	1,602	570
Other income	4,440	178
Personal assets tax	(11,843)	(8,427)
Tax credit provision	(7,453)	(972)
	31,086	18,405

56

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

4.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2016 is as follows:

	Tax credits	Other receivables	Trade accounts payable	Financial indebtedness	Taxes payables	Other accounts payable
To mature:
1st, Quarter	—	10,830	671	8,333	2,802	2,723
2nd, Quarter	—	743	—	129,500	—	—
3rd, Quarter	—	842	—	—	—	—
4th, Quarter	—	732	—	—	—	—
Over a year	11,133	4,630	—	22,870	—	—
Subtotal to mature:	11,133	17,777	671	160,703	2,802	2,723
Matured term	—	—		—	—	—
Total	11,133	17,777	671	160,703	2,802	2,723
At fixed rate	—	1,720	—	—	—	104
At floating rate	—	—	—	152,600	—	—
Do not accrue interest	11,133	16,057	671	8,103	2,802	2,649
Total	11,133	17,777	671	160,703	2,802	2,723

5.	RESTRICTED ASSETS

As of December 31, 2016 and 2015, the Group does not hold restricted assets.

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW No. 19,550 AND OTHER RELATED COMPANIES

As of December 31, 2016 and 2015, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its financial statements:

Company	Condition	Legal Address	Main Activity	Direct interest in Capital Stock		Indirect interest in Capital Stock
				12/31/2016	12/31/2015	12/31/2016	12/31/2015
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	96.23%	94.73%	98.13% (1)	97.39% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, CABA.	Financial Company	5.00%	5.00%	98.23%	97.52%
Tarjeta Automática S.A. (2)	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, CABA	Credit Card	87.50%	87.50%	99.77%	99.68%
Supervielle Asset Management S.A. SGFCI	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, CABA	MTF Managing Agent	95.00%	95.00%	99.75%	99.75%
Cordial Microfinanzas S.A. (2)	Controlled	Reconquista 320,1° Piso, CABA	Micro-finances	87.50%	87.50%	99.77%	99.67%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, CABA	Financial operations and administration of securities	95.03%	95.03%	95.03%	95.03%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	95.00%	95.00%	99.75%	99.75%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1° Piso, CABA	Insurance Company	95.00%	95.00%	99.75%	99.75%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 98.11% as of 12/31/16 and 97.36% as of 12/31/15.
(2)	Interest in Cordial Microfinanzas S.A. and Tarjeta Automática S.A. were made effective within the framework of standards for Complementary Services of the Financial Activity set by the Argentine Central Bank, through Communication “A” 5700, which modified Computable Equity Responsibility by requiring interest deductions in credit, debit card issuers and similar products, with gradual application as from June 2015.

57

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

On November 9, 2012, the Group placed an offer to Banco Supervielle S.A. for the acquisition of rights resulting from irrevocable contributions on account of future capital stock increases made by Banco Supervielle S.A. in Viñas del Monte S.A., corporation in which Grupo Supervielle S.A. already held a 1% shares over its capital stock.

Later, on November 14, 2012, the transfer of rights was made effective and the Group paid an agreed upon price of 4,520. On March 6, 2014, Viñas del Monte S.A. capitalized said amount, which is pending of registration before the Legal Persons Authority of Mendoza Province.

On September 24, 2015, Grupo Supervielle S.A. and Sofital S.A.F. e I.I. made capital contributions in Viñas del Monte S.A., for an amount equivalent to 3,530 and 470, respectively. Upon the approval of such capital increase, the Entity will record 94.80% capital holding in Viñas del Monte S.A.

On June 30, 2015, Grupo Supervielle S.A. made capital contributions in Espacio Cordial de Servicios S.A. and Cordial Microfinanzas S.A., for an amount equivalent to 15,200 and 9,625, thus producing final holding for the Group of 12,219,472 and 1,273 ordinary, nominative non-endorsable shares, respectively.

On April 29, 2016, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañia Financiera for an amount of 1,250 and 23,750 respectively.

On May 31, 2016 and June 3, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Superveille for an amount of 1,453,000 y 780,000 respectively.

On May 31, 2016 and June 16, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 7,000 each.

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of December 31, 2016 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	48,730,638	42,859,679	5,870,959	925,349
Cordial Compañía Financiera S.A.	4,887,274	4,232,418	654,856	65,883
Tarjeta Automática S.A.	138,559	119,130	19,429	227
Supervielle Asset Management S.A.	118,754	39,369	79,385	77,441
Cordial Microfinanzas S.A.	206,763	168,272	38,492	10,309
Sofital S.A. F. e I.I.	141,204	444	140,760	40,800
Espacio Cordial de Servicios S.A.	229,800	140,776	89,024	43,541
Supervielle Seguros S.A.	461,675	212,418	249,257	139,547

As of December 31, 2015 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	30,068,301	27,355,691	2,712,610	617,448
Cordial Compañía Financiera S.A.	2,741,621	2,457,647	283,974	58,985
Tarjeta Automática S.A.	214,735	195,533	19,202	118
Supervielle Asset Management S.A.	81,803	15,311	66,492	81,803
Cordial Microfinanzas S.A.	163,600	135,417	28,183	2,706
Sofital S.A. F. e I.I.	88,508	412	88,096	27,102
Espacio Cordial de Servicios S.A.	253,189	162,705	90,484	61,663
Supervielle Seguros S.A.	149,102	71,448	77,654	39,591

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

As of December 31, 2016 and 2015, balances and results with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2016	12/31/2015
Current Assets
Cash and due from banks
Banco Supervielle S.A. Current Account in pesos	547	3,314
	547	3,314
Other receivables
Banco Supervielle S.A.	8,741	—
Cordial Microfinanzas S.A.	—	50
Sofital S.A.	—	61
Cordial Compañía Financiera S.A.	896	409
Espacio Cordial de Servicios S.A.	68	—
Viñas del Monte S.A.	—	15
	9,705	535
Trade account payables
Banco Supervielle S.A.	391	101
	391	101

Results
Other Income	12/31/2016	12/31/2015
Banco Supervielle S.A.	36,400	20,800
Cordial Microfinanzas S.A.	644	495
Sofital S.A.F.e I.I.	60	60
Supervielle Asset Management S.A.	408	316
Tarjeta Automática S.A.	132	288
Viñas del Monte S.A.	12	12
Cordial Compañía Financiera S.A.	6,021	4,545
Espacio Cordial de Servicios S.A.	663	540
	44,340	27,056
Administrative expenses
Rent – Banco Supervielle S.A.	(1,326)	(847)
Bank expenses – Banco Supervielle S.A.	(186)	(12)
Legal and accounting consultancy services	(400)	—
	(1,912)	(859)
Financial Results
Generated by Liabilities
Negotiable Obligations Issuance Commission– Banco Supervielle S.A.	(378)	(1,493)
Interest paid in advance in current account– Banco Supervielle S.A.	(7,159)	(1,743)
	(7,537)	(3,236)

7.	GRANTED GUARANTEES

On September 20, 2010, Cordial Microfinanzas S.A. entered into a financing agreement with FONCAP S.A., by means of which Grupo Supervielle is guarantor of a total amount of 1,000.

On January 2, 2013, Cordial Microfinanzas S.A. was granted a financial loan by Banco Santander Río for a total amount of 1,500, where Grupo Supervielle S.A. acted as joint guarantor and main payer of the obligation moneys of the first in favor of the second.

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

8.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Group recognizes income tax pursuant to the deferred tax method; thus recognizing temporary differences between accounting and tax assets and liabilities measurements. In order to determine deferred assets and liabilities, identified temporary differences and tax losses have been applied the tax rate expected to be in force upon their reversal or utilization, pursuant to legal standards in force upon these financial statements issuance date.

The following is the conciliation between the tax applied on results as of December 31, 2016 and 2015 and the one to be produced after applying the relevant tax rate on the accounting result (Before the tax):

	12/31/2016	12/31/2015
Income before income tax	1,311,304	674,109
Tax Rate in Force	35%	35%
Income before income tax at tax rate	458,957	235,938
Permanent differences (at tax rate):
Result of equity investments	(450,050)	(276,121)
Non deductible amortizations	150	150
Share issue expenses	(71,910)
Non deductible expenses	6,806	—
Non recorded results	(7,587)	—
Tax loss carryforward for the year (*)	(63,634)	(40,033)

(*)The Group has not recognized the asset from the tax loss as it is considered that such loss will not be compensated with future taxable income.

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of fiscal year closing. This tax complements income tax.

The Group’s tax obligation in the fiscal year will coincide with the highest amount of both taxes. However, if, in a fiscal year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten fiscal years.

9.	CAPITAL STOCK

As of December 31, 2016 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2013, and 12/31/2014	124,485
Increase in Capital Stock	124,485	Shareholders’ meeting held on October 7, 2015
Capital stock as of 12/31/2015	248,970
Increase in Capital Stock	114,807	Shareholders’ meeting held on October 7, 2015 and minutes of subdelegados on May 18 and 24, 2016
Capital stock as of 12/31/2016	363,777

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On December 27, 2012, the Group’s Shareholders’ General Meeting decided to convert 1,600,000 class B ordinary shares on equal number of preferred shares that accounted for the 1.2853% of the Group’s capital stock. Preferred shares enable a non-cumulative preferred dividend of $2 (two pesos) per share, adjustable by Badlar rate informed by the Argentine Central Bank as of December 31 of each year. Preferred shares may be redeemed by the Group, prior to the Shareholders’ Meeting decision.

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of $1; 59,516,170 Class B ordinary shares for a nominal value of $1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of $1.

Moreover, aforementioned shareholders’ meeting, decided to ask for authorization to make an initial public offering of Class B shares, for its listing and trading on markets regulated by the Mercado de Valores de Buenos Aires S.A., the United States Securities and Exchange Commission, and a capital increase for up to 96,000,000 new class B ordinary shares to be offered. Notwithstanding that, a capital increase for up to 192,000,000 shares was approved.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

The public bid of ordinary shares ende don May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2.20 per share, or USD 11.00 per American Depositary Share (ADS), whith each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters excersiced the over allotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

10.	GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 6 to the consolidated financial statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones. Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Cordial Microfinanzas S.A., Adval S.A., Supervielle Asset Management S.A., Sofital S.A.F. e I.I. and Viñas del Monte S.A, in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of December 31, 2016 and 2015 incomes resulting from such advisory services amounted to 40,228 and 23,766 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A., Cordial Compañía Financiera S.A. and Cordial Microfinanzas S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies. Such agreements account for incomes for 4,112 y de 3,290 for the Group as of December 31, 2016 and 2015, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. Recorded incomes as of December 31, 2016 and 2015 amounted to 1,602 and 570, respectively.

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

 (Expressed in thousands of pesos)

11.	DERIVATIVES

As of December 31, 2016 no operations underway related to this type of derivatives are recorded.

As of December 31, 2015 the following balances for operations related to derivative financial instruments are recorded:

Contract Maturity	Type of Contract	Amount USD	Total in National Currency
Total as of December 31, 2016		—	—
Total as of December 31, 2015		11,000	155,760

Net results derived from derivative instruments for the financial year ended December 31, 2016 and 2015 were a gain of 2,420 and 33,243 respectively.

12.	STATEMENT OF CASH FLOW

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	12/31/2016	12/31/2015
Cash and due from Banks	4,050	3,485
Short term Investments	830,955	18,557
Cash and cash equivalents	835,005	22,042

Conciliation between balances of Balance Sheet and items considered Cash and cash equivalents:

Items	12/31/2016	12/31/2015
Cash and due from banks
As per Balance Sheet	4,050	3,485
As per Statement of Cash Flow	4,050	3,485
Short-term investments
As per Balance Sheet	830,955	43,720
Government securities not considered cash equivalent	—	(25,163)
As per Statement of Cash Flow	830,955	18,557

13.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In pursuance of Communication “A” 5635, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. submitted to the Argentine Central Bank its own Implementation Plan for the convergence towards IFRS in force at the March 31, 2015, passed by the Board of Directors on March 11, 2015. The Board is responsible for compliance with the Plan. This Plan contemplates: Designation of a head and deputy coordinator, a working group composed of the involved areas, design of a training plan as well the communication of the same, the coordination with the Management of related companies in which controlled permanent investments are maintained and in which there is significant influence. At the date of these financial statements, all these aspects were satisfactorily accomplished.

Additionally Banco Supervielle S.A. and Cordial Compañía Financiera S.A. prepared the reconciliation of assets and liabilities valued according to IFRS required by Communication “A” 5844, submitted to the Argentine Central Bank as of September 30, 2015, March 31, 2016 and September 30, 2016 with the data at June 30, 2015, December 31, 2015 and June 30,2016, respectively.

GRUPO SUPERVIELLE S.A.

Notes to the Financial Statements

As of December 31, 2016 presented on comparative basis

(Expressed in thousands of pesos)

As of the date of these Financial Statements, the Company is developing the implementation of the convergence plan towards IFRS, at the same time advances in the coordination of tasks with the subsidiary companies so as to work together and with the same execution times.

14.	EARNINGS PER SHARE

The following is the earning per share composition for financial year ended December 31, 2016 and 2015:

	12/31/2016	12/31/2015
Net income for the year	1,311,304	674,109
Weighted average of issued common shares	319,828	151,839
Weighted average of diluted common shares	319,862	152,593
Earnings per common share (pesos per share):
- Basic	4.10	4.42
- Diluted	4.10	4.42

GRUPO SUPERVIELLE S.A.

SCHEDULE I

Long-term investments

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

	Class	Market Value / Nominal	Number	Issuer’s information as of December 31, 2016			Book value at 12/31/2016	Book value at 12/31/2015
				Main Activity	Capital Stock	Shareholders’ equity
Short-term investments:
Mutual Funds	Premier Renta Plus in plesos Class A	4.91	330,698	—	—	—	1,625	—
Mutual Funds	Premier Inversion class A	0.13	6,294,871,461	—	—	—	829,330	—
Mutual Funds	Premier Renta Fija Ahorro class A	—	—	—	—	—	—	12,550
Mutual Funds	Fondo Premier Renta CP in pesos class A	—	—	—	—	—	—	6,000
Mutual Funds	Goal Capital Plus	—	—	—	—	—	—	7
Government Securities	Boden Sovereign Bond	—	—	—	—	—	—	25,163
Total short-term investments							830,955	43,720
Long-term investments:
Art, 33 Corporate Law N° 19.550:
Banco Supervielle S.A.	Ord.	1	432,100,533	Commercial Bank	456,140	5,870,959	5,626,757	2,545,306
Cordial Compañía Financiera S.A.	Ord.	1	3,649,782	Financial Company	72,996	654,856	32,730	14,185
	Goodwill	—					1,155	1,407
Sofital SAFeII	Ord.	1	13,182,230	Financial operations and administration of securities	13,871	140,760	132,767	83,037
Tarjeta Automática S.A.	Ord.	1	3,341,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts. Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system.	3,819	19,429	17,000	16,801
Supervielle Asset Management Soc Gte de FCI	Ord.	1	317,003	Mutual Fund Management	334	79,386	75,417	63,168
Cordial Microfinanzas S.A.	Ord.	1	12,219,472	Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups.	13,965	38,492	33,680	24,660
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Commercialization of products and services	1340	89,025	73,591	85,959
Supervielle Seguros S.A.	Ord	10	1,393,391	Insurance company	14,667	249,257	236,900	73,771
	Goodwill	—					1,129	1,305
Viñas del Monte S.A.	Ord	10	904,142	Agro-industry– Vine Crops	954	5,438	3,409	8,055
Total long-term investments							6,234,535	2,917,654

GRUPO SUPERVIELLE S.A.

SCHEDULE II

Premises and Equipment

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

Item	Initial Value				Amortization					As of year end
	Value at the beginning of fiscal year	Increases	Withdrawals	Value at year closing	Accrued at the beginning of fiscal year	Aliquot	Withdrawals	Of the year	Accrued at year end
Automobiles	—	—	—	—	—	—	—	—	—	—
Total as of December 31, 2016	—	—	—	—	—	—	—	—	—	—
Total as of December 31, 2015	150	—	(150)	—	120	—	(138)	18	—	—

GRUPO SUPERVIELLE S.A.

SCHEDULE III

Assets and Liabilities in foreign currency

As of December 31, 2016 and 2015

(Expressed in thousands of pesos)

		12/31/2016			12/31/2015
		Class and amount of foreign currency (in thousands of dollars)	Market value (in pesos)	Amount in Argentine currency and recorded amount	Amount in Argentine currency and recorded amount

ASSETS
Current assets
Cash and due from banks
JP Morgan Chase Bank S.A	USD	215	15.8502	3,407	12
Exprinter International Bank	USD	5	15.8502	76	129

Short-term investments
BONAD 2017	USD	—	—	—	19,593
BONAD 2018	USD	—	—	—	5,570
Total current assets		220		3,483	25.304

TOTAL ASSETS		220		3,483	25.304

LIABILITIES
Current liabilities
Trade accounts payables
Providers	USD	3	15.8502	39	34
Total Current Liabilities		3		39	34

TOTAL LIABILITIES		3		39	34

NET POSITION		217		3,444	25,270

MEMORANDUM ACCOUNTS
Forward Contracts– Purchase	USD	—	—	—	155,760

TOTAL MEMORANDUM ACCOUNTS		—	—	—	155,760

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

Information required pursuant to Article 64 paragraph b) of Law 19.550

For the financial year ended on December 31, 2016 and 2015,

presented in comparative format

(Expressed in thousands of pesos)

Items	Administration Expenses as of 12/31/2016	Administration Expenses as of 12/31/2015
Bank expenses	253	50
Professional fees	2,250	1,738
Directors’ fees	17,320	9,596
Taxes, rates and contributions	30,799	7,439
Payroll and social security	8,848	5,658
Office expenses	4,444	1,754
Amortizations of premises and goods	—	18
Total	63,914	26,253

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the financial year started on January 1, 2016 and ended on December 31, 2016, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)	Receivables: See Note 4 to the financial statements.

b)	Debts: See Note 4 to the financial statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)	Receivables: See Notes 2.1, 2.2, and 4 and Schedule III as per financial statements.

b)	Debts: See Notes 2.1, 2.2, and 4 and Schedule III as per financial statements.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 LAW N° 19,550

See Note 6 and Schedule I to the financial statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of December 31, 2016 and 2015, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of December 31, 2016 and 2015, the Company did not record premises and equipment.

NOTE 8:	MARKET VALUE

See Notes 2.3. and 2.6 to the financial statements.

NOTE 9:	PREMISES AND EQUIPMENT

See Schedule II to the financial statements.

As of December 31, 2016 and 2015, the Company did not record premises and equipment.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of Law N° 19,550 for equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the financial year started on January 1, 2016 and ended on December 31, 2016, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:	RECOVERABLE AMOUNTS

As of December 31, 2016 and 2015, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:	INSURANCE

As of December 31, 2016 and 2015, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.
b)	Contingent situations as of the date of financial statements with a probability of occurrence more than remote, and not recorded:

As of December 31, 2016 and 2015, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of December 31, 2016 and 2015, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 9 to the individual Financial Statements).

b)	Cumulative and unpaid dividends of preferred stock:

As of December 31, 2016 and 2015, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 7 to the consolidated financial statement.

Grupo Supervielle S.A.

Informative Review as of december 31, 2016

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

As of December 31, 2016, the Company recorded earnings of 1,311,304, which represent a Return On Average Equity (ROAE) of 26.3%. Those earnings were mainly produced by our equity investments in subsidiaries.

On April 19, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of 2015 fiscal year result, recording earnings of 674,109:

*	Dividends in cash paid to preferred stock: 5,962

*	Dividends in cash paid to ordinary stock: 19,200

*	Legal reserve: 24,897

*	Optional reserve: 624,050

Grupo Supervielle S.A. is the parent company of the economic group and as of December 31, 2016 and 2015, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		12/31/2016	12/31/2015
Banco Supervielle S.A.	Commercial Bank	98.13%	97.39%
Cordial Compañía Financiera S.A.	Financial Company	98.23%	97.52%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.77%	99.68%
Supervielle Asset Management S.A.	Asset management company	99.75%	99.75%
Cordial Microfinanzas S.A.	Microfinance	99.77%	99.67%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	95.03%	95.03%
Espacio Cordial de Servicios S.A.	Trading of products and services	99.75%	99.75%
Supervielle Seguros S.A.	Insurance Company	99.75%	99.75%

Grupo Supervielle S.A.

Informative Review as of December 31, 2016

Brief description of Related Companies

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 109 branches, 66 facilities for certain services. Many of such facilities are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 489 ATMs and 159 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of December 31, 2016, the Bank records 48,730,638 worth assets and shareholders equity of 5,870,959. Net income recorded in the year ended on December 31, 2016 amounted to 925,349, which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31, 2016, its earnings amounted to 65,883.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. At present, the company records 20 branches, 39 sale outlets and 40,000 active clients. The year ended on December 31, 2016, recorded positive results of 227. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 8 active funds. As of December 31, 2016, earnings amounted to 77,441.

Cordial Microfinanzas S.A. offers loans and other financial services to urban micro entrepreneurs with limited access to traditional banking and financial services as well as families with deficiencies in habitable infrastructure required for the improvement and maintenance of their homes. According to private estimates, Cordial Microfinanzas relies on one of the greatest network of microfinance branches and holds a top raking in the Argentine microfinance industry in terms of portfolio and client number. As of December 31, 2016, earnings amounted to 10,309.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of the financial year of 2016, earnings amounted to 40,800.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of the financial year of 2016, earnings amounted to 43,541.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 249,257 and assets for 461,675. As of the financial year of 2016, earnings amounted to 139,547.

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the same financial years of the last five fiscal years, on a comparative basis:

Balance Sheet (figures in thousands of pesos)	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Total Assets	53,206,042	33,045,817	23,241,194	17,418,131	12,691,569
Total Liabilities	46,274,491	30,672,107	21,534,208	16,065,723	11,703,479
Shareholders Equity	6,931,551	2,373,710	1,706,986	1,352,408	988,090
Total Liabilities and Shareholders Equity	53,206,042	33,045,817	23,241,194	17,418,131	12,691,569

Income Statement (figures in thousands of pesos)	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Gross Financial Margin	5,928,054	3,355,694	2,286,826	1,741,464	1,392,005
Subtotal – Income from Financial Transactions	1,863,135	783,611	477,467	447,800	409,450
Income Before Tax	1,811,907	921,270	562,004	470,755	401,315
Net Income for the year	1,311,304	674,109	362,920	372,990	326,205

Cash Flow Statement (figures in thousands of pesos)	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Net cash provided by / (used in) operating activities	(294,347)	2,449,838	1,761,291	372,852	1,138,095
Net cash used in investing activities	(477,264)	(188,834)	(363,502)	(90,177)	(61,204)
Net cash (used in)/ provided by financing activities	2,387,086	870,687	(334,078)	136,607	(250,577)
Financial income on cash and cash equivalents (including interest and monetary result)	456,577	438,631	195,736	172,367	75,146
Net increase in cash and cash equivalents	2,072,052	3,570,322	1,259,447	591,658	901,460

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the financial years of the last five fiscal years, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012

Liquidity	26.99%	32.11%	23.95%	21.74%	23.60%
- Cash and cash equivalents (*1)	9,688,554	7,616,502	4,046,180	2,786,733	2,195,075
- Deposits	35,897,864	23,716,577	16,892,730	12,819,178	9,301,705

Solvency	14.98%	7.74%	7.93%	8.42%	8.44%
- Shareholders Equity	6,931,551	2,373,710	1,706,986	1,352,408	988,090
- Total Liabilities	46,274,491	30,672,107	21,534,208	16,065,723	11,703,479

Immobilization of Capital	4.67%	4.90%	4.91%	4.16%	4.56%
-Immobilized Assets (*2)	2,482,766	1,620,294	1,139,992	724,659	578,562
-Total Assets	53,206,042	33,045,817	23,241,194	17,418,131	12,691,569

ROE (*3)	26.29%	32.18%	22.66%	30.76%	37.95%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Balance Sheet and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

Informative Review as of December 31, 2016

Advancement in the compliance of the implementation plan of International Financial Reporting Standards (IFRS)

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

- Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

- the investment in financial entities and in the insurance company accounts for 84.43% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

- 86.48% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

- Grupo Supervielle S.A. holds 98.13% direct and indirect stock investments in Banco Supervielle S.A. a 98.23% of Cordial Compañía Financiera S.A., and a 99.75% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

As of the issuance of these financial statements, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. carried out a general training program targeted to the personnel directly or indirectly related to the preparation of financial statements under IFRS. Such training program included the introduction to the conceptual framework of such standards, an analysis of such standards and their comparison with accounting standards set by the Argentine Central Bank. Likewise, the coordination of tasks with subsidiaries aimed at working jointly and under the same execution terms was carried out.

Perspectives

For the last quarter of fiscal year 2016, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

Free translation from the original in Spanish for publication in Argentina

INDEPENDENT AUDITOR’S REPORT

To the President and Directors of

Grupo Supervielle S.A.

Bartolomé Mitre 434 – 5th floor

Autonomous City of Buenos Aires

Report on the Financial Statements

We have performed an audit of the accompanying financial statements of Grupo Supervielle S.A. (hereinafter the “Company”), which include the Balance Sheet as of December 31, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have examined the consolidated financial statements of Grupo Supervielle S.A. and its controlled companies for the fiscal year ended December 31, 2016, which are presented as supplementary information.

The balances and other information for fiscal year 2015 are an integral part of the financial statements audited mentioned above and, therefore, should be considered in connection with those financial statements.

Management’s Responsibility

As mentioned in Note 1 to the consolidated financial statements, the Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying financial statements, in accordance with the accounting framework established by the Argentine Central Bank (B.C.R.A.) and the requirements set forth by the Argentine National Securities Commission (C.N.V.) to apply those accounting criteria. In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities. Our responsibility is to express an opinion on the financial statements, based on the audit conducted with the scope specified in the paragraph “Auditors’ Responsibility”.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit.

We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence regarding the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control for the Company’s preparation and fair presentation of the financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion:

a)	the accompanying financial statements fairly present, in all material respects, Grupo Supervielle S.A.’s financial position as of December 31, 2016, and the results of its operations, the changes in shareholders’ equity and cash flows for the fiscal year then ended, in accordance with Argentine Banking GAAP;

b)	the accompanying consolidated financial statements fairly present, in all material respects, Grupo Supervielle S.A.’s consolidated financial position with its controlled companies as of December 31, 2016, and the consolidated results of its operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Banking GAAP.

Emphasis Paragraph

Without changing our opinion, as mentioned in Note 4, the accompanying financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ, in certain respects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)	The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of December 31, 2016 have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission

b)	The financial statements of Grupo Supervielle S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations;

c)	We have read the Informative Review, the Additional Information to the Notes to the interim Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission’s regulations, on which we have no observations to make as regards those matters that are within our competence;

d)	As of December 31, 2016, the debt accrued in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $ 73,776.35, none of which was claimable at that date.

e)	As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission’s regulations, we report that:

e.1)	Grupo Supervielle S.A. corporate purpose is exclusively related to financial and investment activities;

e.2)	The interest in financial entities and insurance companies accounts for 84.83% of Grupo Supervielle S.A.’s assets, being the Company’s main asset;

e.3)	86.48% of Grupo Supervielle S.A.’s revenue stems from the interest in the institutions mentioned in e.2);

e.4)	Grupo Supervielle S.A. owns shares representing 98.13%, 98.23% and 99.75% of capital stock of Banco Supervielle, Cordial Compañía Financiera and Supervielle Seguros, respectively, controlling such institutions.

f)	In accordance with the requirements of Subsection b), Section 21, Chapter III, Part VI, Title II of the National Securities Commission’s regulations, we report that the total fees for auditing and related services billed to the Company for the year ended December 31, 2016, represent:

f.1)	100% of total fees billed to the Company in all respects during that year;

f.2)	21% of total fees billed to the Company and its controlling, controlled and related companies for auditing and related services in that fiscal year;

f.3)	19% of total fees billed to the Company and its controlling, controlled and related companies in all respects during that year;

g)	We have applied the anti-money laundering and anti-terrorist financing procedures established in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 16, 2017

PRICE WATERHOUSE & CO. S.R.L.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To Shareholders of

Grupo Supervielle S.A.

C.U.I.T 30-61744293-7

Bartolomé Mitre 434 - 5th. Floor

Ciudad Autónoma de Buenos Aires

As members of the Auditing Commission of Grupo Supervielle S.A., we have analyzed the documents specified in the following Chapter 1. Such documents account for information prepared and delivered by the Board of Directors of Bank in compliance with its exclusive functions. We are responsible for issuing a report on such documents based on the analysis with such scope described in Chapter III.

I.	ANALYZED DOCUMENTS

We have analysed the attached financial statements of Grupo Supervielle S.A. (hereinafter, “the Company”), which include the Balance Sheet as of December 31, 2016, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and its equivalents for the fiscal year ended on said date, as well as summary of significant accounting policies and explanatory information included in the notes and complementary schedules. Likewise, we have reviewed the Board of Director´s Report and Consolidated Balance Sheet of the Company with its subsidiaries for financial year ended on December 31, 2016, presented as complementary information.

II.	BOARD’S RESPONSIBILITY

The Company’s Board is responsible for the reasonable preparation and submission appended financial statements pursuant to the accounting framework set by the Argentine Central Bank and the National Securities Commission. Likewise, the Board of Directors is responsible for the existence of the internal control it deems necessary to enable the preparation of financial statements free of material misstatements caused by errors or irregularities.

III.	SCOPE

Our analysis was carried out in compliance with all auditing standards in force in the Argentine Republic. Such standards require that the review of documents specified in Chapter I is carried out pursuant to auditing norms in force in the Autonomous City of Buenos Aires, for the limited review of interim financial information and includes the verification of reasonability of significant information included in revised documents, and its congruence with the remaining information about corporate decisions described in minutes and the suitability of such decisions in compliance with the law and by-laws, in relation to its formal and documental aspects. With the purpose of carrying out our professional task, we have taken into account the review carried out by the Corporation’s external auditors, Price Waterhouse & Co. S.R.L., who have issued the limited review report dated on February 16, 2017 without comments, pursuant to Technical Resolution N°37 issued by the Argentine Federation of Professional Councils in Economic Sciences and auditing standards issued by the Argentine Central Bank. Said auditing process included the verification of work, nature, scope and applied procedure opportunity planning and results of the limited review carried out by said professionals. Those in charge of the preparation of the information included in these financial statements were inquired. The scope of this review is substantially lower than that of an auditing of financial statements whose object is the statement of an opinion of financial statements as a whole. Therefore, we do not have any opinion on such regard. Since the Auditing Commission is not responsible for controlling the administration, the review has not been extended over criteria and corporate decisions of the different areas of the Bank, which account for exclusive responsibility of the board.

Regarding the Board of Directors’ Report for the fiscal year ended December 31, 2016, we have verified, as far as our competence is concerned, that it contains the information required by article 66 of the General Companies Law and that its data Numerical data are consistent with the Company’s accounting records and other relevant documentation.

We believe that the evidence we obtained provides a reasonable basis for our opinion.

IV.	CONCLUSION

According to such review and the External Auditors’ report mentioned in Chapter III, in our opinion:

a)	The financial statements present fairly, in all material aspects, the financial position of Grupo Supervielle S.A. as of December 31, 2016, as well as its results, the changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting standards established by the Central Bank of Argentina.

b)	The consolidated financial statements present fairly, in all material aspects, the consolidated financial position of Grupo Supervielle S.A. with its subsidiaries as of December 31, 2016, as well as its results, the changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting standards established by the Central Bank of Argentina.

V.	EMPHASIS PARAGRAPH

The Company has prepared these financial statements in accordance with the accounting framework established by the Central Bank of Argentina. Without altering our opinion, as indicated in Note 4 to the consolidated financial statements, these standards differ in certain respects from the current professional accounting standards. The Company has identified and quantified in these note the effect on the financial statements derived from the different valuation and exposure criteria, except that the quantification can not be made for reasons of impracticability.

VI.	REPORT ON COMPLIANCE OF PROVISIONS IN FORCE

Pursuant to provisions in force, we inform that:

a)	The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of December 31, 2016, are registered in the “Balances” book and comply with, in everything related with our proficiency, with the Corporations Law and related rulings issued by the National Stock Exchange Commission.

b)	Grupo Supervielle S.A.’s financial statements result from accounting records carried in all formal aspects in conformity with legal rules.

c)	We have read the informative review and additional information on the financial statements notes pursuant to article 12 of Chapter III, Title IV, of the text instructed by the National Securities Commission, on which, given our competence, we have no observations to pose.

d)	We have applied the procedures on prevention of money laundering and financing of terrorism to Grupo Supervielle S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

e)	Regarding the Board of Directors’ Report for the fiscal year ended December 31, 2016, we have no observations to make regarding our competence, with forward-looking statements being the exclusive responsibility of the Company’s Board of Directors.

f)	We inform the compliance of Section 294 of Commercial Corporations Law.

g)	According to the requirements of the National Securities Commission on the independence of the external auditor, on the quality of the audit policies applied by the entity and on the entity’s accounting policies, the report of the external auditor mentioned above includes the manifestation of Have applied the current auditing standards, which include the independence requirements, and does not contain any qualifications in relation to the application of the standards issued by the Central Bank of Argentina.

h)	The provisions of the regulations of the National Securities Commission have been complied with in relation to verifying the veracity of the information contained in the Report on the degree of compliance with the Corporate Governance Code prepared as an Annex to the Report and we have verified that it meets the requirements of these regulations, responding to its principles and recommendations.

Autonomous City of Buenos Aires, February 16, 2017.

SUPERVISORY SYNDICS’ COMMITTEE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 10, 2017	By:	/s/ Alejandro Naughton
	Name:	Alejandro Naughton
	Title:	Chief Financial Officer